SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Individual and consolidated

Interim Financial Information

GOL Linhas Aéreas Inteligentes S.A.

June 30, 2019

with report on the review of interim financial information

Gol Linhas Aéreas Inteligentes S.A.

Individual and consolidated interim financial information

June 30, 2019

Contents

Management report	01
Comments on business projection trends	06
Report of the Statutory Audit Committee (CAE)	07
Declaration of the officers on the individual and consolidated interim financial information	08
Declaration of the officers on the review report of independent auditors on the interim financial information	09
Report on the review of interim financial information	10

Statements of financial position	11
Statements of operations	13
Statements of comprehensive income	15
Statements of changes in equity	16
Statements of cash flows	18
Statements of value added	20
Notes to the individual and consolidated interim financial information	21

Management report

Strong customer demand, especially in the corporate segment, combined with our capacity discipline enabled us to deliver exceptional operating results in the second quarter, traditionally the low-season for air travel in Brazil. GOL is the leading company in six of the top ten high-traffic-density airports in Brazil. Our flight network of over 750 daily flights on a single fleet of Boeing 737 aircraft allows us to deliver the highest level of connectivity, integrating the largest markets and most wanted destinations in Brazil.

We transported more than 8 million customers during the quarter, a growth of 9% over the same period last year. We achieved a 38% market share in the Brazilian domestic market, according to ANAC data, and a 39% share of the corporate passenger segment, according to ABRACORP data. Our Net Promoter Score (NPS) reached 43 in the quarter and is indicative of the winning combination of our best-in-market product and our engaged customer service team.

In the second quarter, we continued with our sustainable capacity expansion, growing into new regional markets from São Paulo’s Guarulhos airport, and into Brazil’s top travel markets of Rio, Brasilia, São Paulo and Salvador. Thus far this year, we have announced nine regional destinations using our Boeing 737-700 aircraft, and in the second quarter we announced the addition of non-stop flights from the city of São Paulo to Araçatuba, Dourados and Cabo Frio, located in the states of São Paulo, Mato Grosso do Sul and Rio de Janeiro, respectively.

Continuing our international expansion, this quarter we began operations to Cancún, Mexico, our 14th international destination and where GOL is the only airline with non-stop flights from the Brasilia airport. We announced that the launch of our service to Lima, Peru will take place in December of this year. Our international expansion allows us to offer the best travel experience to corporate and leisure customers throughout the region.

Despite the temporary grounding of the Boeing MAX, our network is performing well, and the financial outlook for the second half of 2019 remains solid. Our aircraft utilization reached 11.7 block hours in the quarter.  We have flexibility in the fleet plan, including the possibility of leasing more Boeing 737 NG aircraft. Based on the most recent guidance from Boeing, we are currently assuming regulatory approval of the MAX’s return to service during the fourth quarter of 2019.

The Company’s second quarter 2019 net revenues increased 33.4%, year-over-year, to an all-time quarterly record of R$3.1 billion. Currently, passenger booking and revenue trends remain strong, and the Company expects third quarter 2019 RASK to increase from 11% to 13%, compared to the third quarter of 2018.

GOL is the unit cost leader in South America for the 18th consecutive year. Second quarter 2019 operating expenses increased 29.4%, year-over-year, to R$2.8 billion. Despite cost pressures from the 9.8% increase in the price of jet fuel and the 8.8% depreciation of the Brazilian Real against the U.S. Dollar, GOL recorded positive EBIT for the 12th consecutive quarter. Based on current cost trends, the Company estimates third quarter 2019 CASK to increase approximately 11% a 13%, year-over-year. The Company has hedged approximately 67% of its fuel consumption for the remainder of 2019 at an average WTI price of US$64 and 56% of its fuel consumption for the year 2020 at an average WTI price of US$68.

On July 9, we received an upgrade on GOL’s credit rating from Fitch Ratings, as well as that of the notes issued by us and by our wholly owned subsidiaries. The foreign and local currency Issuer Default Ratings (“IDR”) were been upgraded to B+ (from B), with a stable outlook. GOL’s unsecured 2022 and 2025 notes, and GOL’s perpetual bonds were upgraded at the same level as the Company’s IDR. GOL’s national scale rating was upgraded to A- (bra), from BBB- (bra), with a stable outlook. The upgrade raised GOL to its highest Fitch rating since 2013. The ratings upgrade reflects the GOL management team’s focus on the consistent improvement of margins, strengthening the balance sheet through disciplined liability management, and to be the best positioned airline to benefit from Brazil’s economic growth, Chief Financial Officer, GOL.

Also in July, GOL re-tapped its Exchangeable Senior Notes in the amount of US$80 million, raising US$96 million on gross proceeds and increasing the total amount outstanding to US$425 million. In addition, in line with the balance sheet deleveraging plan, we repaid R$100 million in the quarter, reducing the average U.S. dollar debt rate to 6.22%.

Looking ahead, our long-term financial goals remain unchanged: maintain a strong balance sheet, return to a BB credit rating, and ample liquidity; generate robust operating and free cash flows; and grow earnings, margins and returns. In June we celebrated our 15th anniversary listed on the New York Stock Exchange.

Operating and Financial Indicators

Traffic data – GOL (in millions)	2Q19	2Q18	% Var.	6M19	6M18	% Var.
RPK GOL – Total	9,317	8,340	11.7%	19,941	18,329	8.8%
RPK GOL – Domestic	8,075	7,614	6.1%	17,165	16,308	5.3%
RPK GOL – International	1,242	726	71.1%	2,776	2,021	37.4%
ASK GOL – Total	11,365	10,673	6.5%	24,403	23,094	5.7%
ASK GOL – Domestic	9,747	9,618	1.3%	20,768	20,398	1.8%
ASK GOL – International	1,618	1,054	53.4%	3,635	2,695	34.9%
GOL Load Factor – Total	82.0%	78.1%	3.9 p.p	81.7%	79.4%	2.3 p.p
GOL Load Factor – Domestic	82.8%	79.2%	3.6 p.p	82.7%	79.9%	2.8 p.p
GOL Load Factor – International	76.8%	68.8%	8.0 p.p	76.4%	75.0%	1.4 p.p
Operating data	2Q19	2Q18	% Var.	6M19	6M18	% Var.
Revenue Passengers - Pax on board ('000)	8,187	7,517	8.9%	17,136	15,832	8.2%
Aircraft Utilization (block hours/day)	11.7	11.2	5.0%	12.3	12.0	2.1%
Departures	58,799	58,247	0.9%	122,570	122,696	-0.1%
Total Seats (‘000)	10,230	9,912	3.2%	21,380	20,712	3.2%
Average Stage Length (km)	1,101	1,045	5.4%	1,130	1,097	3.0%
Fuel Consumption (mm liters)	333	315	5.7%	707	679	4.1%
Full-time Employees (at period end)	15,328	15,232	0.6%	15,328	15,232	0.6%
Average Operating Fleet[4]	108	108	0.0%	109	109	0.8%
On-time Departures	93.0%	93.6%	-0.6 p.p	89.9%	93.9%	-4.0 p.p
Flight Completion	98.4%	98.7%	-0.3 p.p	98.3%	98.3%	0.0 p.p
Passenger Complaints (per 1000 pax)	1.89	2.00	-5.4%	2.08	2.09	-0.7%
Lost Baggage (per 1000 pax)	1.26	1.84	-31.6%	1.37	1.94	-29.7%
Financial data	2Q19	2Q18	% Var.	6M19	6M18	% Var.
Net YIELD (R$ cents)	31.76	25.74	23.4%	30.05	26.98	11.4%
Net PRASK (R$ cents)	26.03	20.11	29.5%	24.56	21.41	14.7%
Net RASK (R$ cents)	27.63	22.05	25.3%	26.03	23.03	13.0%
CASK (R$ cents)[5]	24.12	21.24	13.6%	22.15	20.32	9.0%
CASK ex-fuel (R$ cents)[5]	15.53	13.81	12.4%	14.07	13.06	7.8%
Breakeven Load Factor[5]	71.6%	75.3%	-3.7 p.p	69.6%	70.0%	-0.4 p.p
Average Exchange Rate [1]	3.9221	3.6056	8.8%	3.8459	3.4274	12.2%
End of period Exchange Rate [1]	3.8322	3.8558	-0.6%	3.8322	3.8558	-0.6%
WTI (avg. per barrel. US$) [2]	59.91	67.91	-11.8%	57.45	67.91	-15.4%
Price per liter Fuel (R$) [3]	2.98	2.71	9.8%	2.84	2.59	9.6%
Gulf Coast Jet Fuel (avg. per liter. US$)[2]	0.51	0.55	-7.8%	0.50	0.53	-4.8%

1. Source: Brazilian Central Bank; 2. Source: Bloomberg; 3. Fuel expenses excluding hedge results and PIS/COFINS credits/liters consumed; 4. Average operating fleet excluding aircraft in sub-leasing and MRO. 5. Excluding non-recurring expenses. *2Q18 results have been restated based on IFRS 16, unaudited. Certain calculations may not match with the information in the quarterly financials due to rounding.

Domestic market – GOL

GOL’s domestic supply increased by 1.3%, and demand increased by 6.1% in comparison to 2Q18. As a result, the Company’s load factor reached 82.8%, an increase of 3.6 p.p. quarter-over-quarter. GOL transported 7.7 million passengers in the quarter, an increase of 6.8% compared with the same period in 2018. The Company is the leader in transporting passengers in the Brazilian market.

International market – GOL

GOL’s international supply increased by 53.4%, and international demand grew by 71.1% in 2Q19 compared to 2Q18. The Company’s load factor in 2Q19 was 76.8%, an increase of 8.0 p.p.. During the quarter, the Company transported 0.5 million passengers in the international market, an increase of 53.5% quarter-over-quarter.

Volume of Departures and Total – GOL

The total volume of GOL departures was 58,799, an increase of 0.9% over 2Q18. The total number of seats available to the market was 10.2 million in the second quarter of 2019, increase of 3.2% quarter-over-quarter.

PRASK, Yield and RASK

Net PRASK increased by 29.5% in the quarter when compared to 2Q18, reaching 26.03 cents (R$), driven by a growth in net passenger revenue of 37.9% in the quarter. GOL’s Net RASK was 27.63 cents (R$) in 2Q19, an increase of 25.3% over 2Q18. Net yield increased by 23.4% over 2Q18, reaching 31.76 cents (R$), mainly due to the increase in total unit cost that was responsible for approximately 90% of the variation in unit revenue, in addition to the industry's supply scenario.

Fleet

Total Fleet – End of Period	2Q19	2Q18	% Var.	1Q19	% Var.
B737s	127	119	+8	122	+5
B737-7 NG	24	26	-2	24	0
B737-8 NG	96	92	+4	91	+5
B737-8 MAX	7	1	+6	7	0

At the end of 2Q19, GOL’s total fleet was 127 Boeing 737 aircraft comprised of 120 NGs and 7 MAXs. All of the Company’s MAX aircraft were grounded as of March 11, 2019. While the Company’s contractual delivery schedule with Boeing has not changed, a portion of its scheduled 2019 aircraft deliveries are expected to shift into 2020. At the end of 2Q18, the Company’s total fleet was 119 Boeing 737-NG aircraft, with 117 aircraft in operation, one aircraft sub-leased to another airline and the MAX 8 which was in preparation for entry into service. During the quarter, GOL entered a leasing contract for 5 additional 737-800 NG aircraft. The average age of the Company's fleet was 9.8 years at the end of 2Q19. As of June 30, 2019, the Company had 129 firm orders for the acquisition of Boeing 737 MAX aircraft, which include 99 orders for 737 MAX-8 and 30 orders for 737 MAX-10.

Fleet plan	2019	2020E	2021E	>2022E	Total
Operating Fleet (End of the year)	137	143
Aircraft Commitments (R$ million)*	-	1.772,0	4.991,5	55.777,0	62.540,4

* Considers aircraft list price.

Glossary of industry terms

|       AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

|       AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

|       AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

|       AVAILaBLE FREIGHT TONNE KILOMETER (AFTK):  cargo capacity in tonnes multiplied by number of kilometers flown.

|       AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

|       BLOCK HOURS: the time an aircraft is in flight plus taxiing time.

|       BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

|       BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.

|       CHARTER: a flight operated by an airline outside its normal or regular operations.

|       FREIGHT LOAD FACTOR (FLF): percentage of cargo capacity that is actually utilized (calculated dividing FTK by AFTK)

|       FREIGHT TONNE KILOMETERS (FTK):  weight of revenue cargo in tonnes multiplied by number of kilometers flown by such tonnes.

|       LESSOR: the party renting a property or other asset to another party, the lessee.

|       LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

|       LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case. flights of more than four hours’ duration).

|       OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

|       OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

|       OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

|       PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

|       REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

|       REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

|       SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.

|       SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

|       SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.

|       TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

|       WTI Barrel: West Texas Intermediate – the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.

|       Yield pEr PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 33 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to 77 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 15 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 15,000 highly skilled aviation professionals and operates a fleet of 127 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 18 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL, as well as the expected impact of the recently issued accounting standard IFRS 16. These are merely estimates and projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Non-GAAP Measures

To be consistent with industry practice. GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP. including “Net Debt”, ”total liquidity” and "EBITDA". The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

Contacts

E-mail: ri@voegol.com.br

Phone: +55 (11) 2128-4700

Website: www.voegol.com.br/ir

Comments on business projection trends

Financial Outlook	2019E		2020E
(Consolidated, IFRS)	Previous	Revised	Previous	Revised
Total fleet (average)	124 to 127	125 to 127	128 to 131	131 to 136
Total operational fleet (average)	119	119	123	127
ASKs, System (% change)	7 to 10	9 to 11	7 to 10	6 to 8
- Domestic	3 to 4	5 to 6	4 to 5	5 to 6
- International	35 to 40	35 to 40	25 to 35	15 to 25
Seats, System (% change)	4 to 5	8 to 9	4 to 5	5 to 7
Departures, System (% change)	4 to 5	6 to 7	4 to 5	5 to 7
Average load factor (%)	79 to 81	79 to 81	79 to 81	80 to 82
Ancillary revenues, net[1] (R$ bn)	~1.0	~1.2	~1.1	~1.3
Total net revenues (R$ billion)	~13.0	~13.5	~14.5	~15.5
Non-fuel CASK (R$ cents)	~14	~14	~14	~14
Fuel liters consumed (mm)	~1,450	~1,500	~1,500	~1,600
Fuel price (R$/liter)	~3.0	~2.9	~3.1	~3.1
EBITDA margin (%)	~28	~28	~29	~29
EBIT margin (%)	~18	~18	~19	~18
Net financial expense[2] (R$ bn)	~1.2	~1.2	~1.2	~1.3
Pre-tax margin² (%)	~10	~10	~12	~8
Effective income tax rate (%)	~22	~20	~22	~20
Minority interest[3] (R$ mm)	~303	~293	~334	~320
Capex, net (R$ mm)	~700	~700	~650	~650
Aircraft Aquisition[4] (R$ mm)	-	-	-	~600
Net Debt5 / EBITDA (x)	~2.9x	~2.8x	~2.4x	~2.4x
Fully-diluted shares out.[6] (mm)	384	391	384	391
EPS, fully diluted (R$)	1.20 to 1.60	1.10 to 1.50	1.80 to 2.30	1.70 a 2.20
Fully-diluted ADS out. [6] (mm)	192	195.5	192	195.5
EPADS, fully diluted (US$)	0.70 to 0.90	0.60 to 0.70	1.00 to 1.30	0.90 to 1.20

1.       Gross revenue of cargo, loyalty, buy-on-board and other ancillary revenues; (2) Excluding currency gains and losses and unrealized Losses on Exchangeable Senior Notes 2024; (3) Source: average of analyst estimates reported on Bloomberg; (4) Gross PDPs (5) Excluding perpetual bonds. (6) Includes stock option exercises that may be issued from the stock option program and related to Exchangeable Senior Notes.

GOL has hedged approximately 67% of its fuel consumption for the second half of 2019, at an average WTI price of US$63.5 and 56% of its fuel consumption for the year of 2020, at an average WTI price of US$68.4.

Report of the Statutory Audit Committee (CAE)

The GOL LINHAS AÉREAS INTELIGENTES S.A. Statutory Audit Committee, in compliance with its legal and statutory obligations, has reviewed the individual and consolidated interim financial information for the period ended June 30, 2019. On the basis of the procedures we have undertaken, and taking into account the independent auditors’ review report issued by KPMG Auditores Independentes and the information and explanations we have received during the period, we consider that these documents are fit to be submitted to the consideration of the Board of Directors.

São Paulo, July 31, 2019.

André Jánszky

Member of the Statutory Audit Committee

Antônio Kandir

Member of the Statutory Audit Committee

James Meaney

Member of the Statutory Audit Committee

Declaration of the officers on the individual and consolidated interim financial information

In compliance with CVM Instruction No. 480/09, the Executive officers declare that they have discussed, reviewed and approved the individual and consolidated interim financial information for the period ended June 30, 2019.

São Paulo, July 31, 2019.

Paulo S. Kakinoff

President and Chief Executive Officer

Richard F. Lark Jr.

Executive Vice President and Chief Financial Officer

Declaration of the officers on the review report of independent auditors on the interim financial information

In compliance with CVM Instruction No. 480/09, the Executive officers declare that they have discussed, reviewed and approved the conclusion expressed in the review report of independent auditors, KPMG Auditores Independentes, on the individual and consolidated interim financial information for the period ended June 30, 2019.

São Paulo, July 31, 2019.

Paulo S. Kakinoff

President and Chief Executive Officer

Richard F. Lark Jr.

Executive Vice President and Chief Financial Officer

Report on the review of interim financial information

To the Shareholders and Management of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo – SP

Introduction

We have reviewed the interim, individual and consolidated balance financial information of Gol Linhas Aéreas Inteligentes S.A. (“Company”) contained in the Quarterly Information – ITR Form as of June 30, 2019, which comprise the individual and consolidated of financial position on June 30, 2019, the individual and consolidated statements of income and other comprehensive income for three- and six-month periods then ended, and changes in shareholders' equity, and cash flows for the six-month period then ended, including explanatory notes.

The Company’s management is responsible for the preparation of the individual and consolidated interim financial information in accordance with CPC 21 (R1) and IAS 34 - Interim Financial Reporting, issued by the International Accounting Board – IASB, as well as for the presentation of this information in a manner consistent with the standards issued by the Securities Commission, applicable to the preparation of the Quarterly Information - ITR. Our responsibility is to express a conclusion on this quarterly information based on our review.

Scope of the review

We conducted our review in accordance with the Brazilian and International review standards (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of quarterly information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and in the application of analytical procedures and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 issued by IASB and applicable to the preparation of Quarterly Information - ITR, and presented in a manner consistent with the standards issued by the Securities Commission.

Other mathers

Statement of added value

The individual and consolidated interim financial information related to statements of added value (DVA) for the six-month period ended June 30, 2019, prepared under responsibility of Company's Management, and presented as supplementary information for IAS 34 purposes, was submitted to review procedures carried out jointly with the audit of Company’s quarterly information. To form a conclusion, we evaluated whether these statements are reconciled with interim financial information and accounting records, as applicable, and whether their forms and contents are in accordance with criteria defined in Technical Pronouncement CPC 09 – Statement of Added Value. Based on our review, we are not aware of any other event that make us believe that these statements of added value were not prepared, in all material respects, in accordance with individual and consolidated interim financial information taken as a whole.

Corresponding amounts

The corresponding amounts for the individual and consolidated balance financial information as of December 31, 2018 were previously audited by other independent auditors who issued a report dated February 27, 2019 without modification and the related statements of income and comprehensive income for the period. The three- and six-month period ended June 30, 2018 and changes in shareholders' equity and cash flows for the six-month period ended June 30, 2018 were previously reviewed by other independent auditors who issued a report dated August 01, 2018, without modification. The corresponding amounts for the individual and consolidated Statement of Value Added (DVA) for the three- and six-month period ended June 30, 2018, were subject to the same review procedures by those independent auditors and, based on their review, those auditors issued a report reporting that they were not aware of any fact that would lead them to believe that the DVA was not prepared, in all material respects, in a manner consistent with the individual and consolidated interim financial information taken as a whole.

São Paulo, July 31, 2019

KPMG Auditores Independentes

CRC SP014428/O-6

Original report in Portuguese signed by

Márcio Serpejante Peppe

Contador CRC 1SP233.011/O-8

Statements of financial position

As of June 30, 2019 and December 31, 2018 (In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
Assets	Note	06/30/2019	12/31/2018	06/30/2019	12/31/2018

Current assets
Cash and cash equivalents	6	902,230	282,465	996,485	826,187
Short-term investments	7	-	92,015	798,298	478,364
Restricted cash	8	7,250	-	405,411	133,391
Trade receivables	9	-	-	1,282,289	853,328
Inventories	10	-	-	191,243	180,141
Recoverable current taxes	11.1	5,992	5,223	166,646	114,078
Recoverable taxes	11.1	58	56	184,241	246,718
Derivatives	33.1	-	-	1,964	-
Other current assets	12	125,057	425,913	380,177	478,628
Total current assets		1,040,587	805,672	4,406,754	3,310,835

Noncurrent assets
Deposits	13	110,760	108,386	1,792,666	1,612,295
Restricted cash	8	35,017	39,784	182,380	688,741
Current taxes	11.1	22,996	24,789	23,104	24,851
Recoverable taxes	11.1	-	-	53,267	71,022
Deferred taxes	11.2	49,874	24,209	111,926	73,822
Other noncurrent assets		-	-	835	-
Related parties	14.1	3,147,998	2,294,143	-	-
Derivatives	33.1	-	-	4,530	-
Investments	15	411,862	437,875	783	1,177
Property, plant and equipment	16	226,834	202,698	5,843,566	2,818,057
Intangible assets	17	-	-	1,772,591	1,777,466
Total noncurrent assets		4,005,341	3,131,884	9,785,648	7,067,431

Total assets		5,045,928	3,937,556	14,192,402	10,378,266

The accompanying notes are an integral part of the individual and consolidated interim financial information.

Statements of financial position

As of June 30, 2019 and December 31, 2018 (In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
Liabilities and equity	Note	06/30/2019	12/31/2018	06/30/2019	12/31/2018

Current liabilities
Loans and financing	18	133,484	123,873	1,171,929	1,103,206
Leases	19	-	-	1,287,299	255,917
Suppliers	20	34,695	10,765	1,186,544	1,403,815
Suppliers - Forfaiting	21	-	-	353,236	365,696
Salaries		129	478	338,157	368,764
Current taxes payable	22	-	148	13,236	6.240
Taxes payable	22	8,294	8,796	84,326	105.462
Landing fees		-	-	688,911	556,300
Advances from ticket sales	23	-	-	1,964,153	1,673,987
Mileage program		-	-	913,711	826,284
Advances from customers		-	-	17,313	169,967
Provisions	24	-	-	321,084	70,396
Derivatives	33.1	-	-	93,995	195,444
Other current liabilities		4,886	5,263	26,731	99,078
Total current liabilities		181,488	149,323	8,460,625	7,200,556

Noncurrent liabilities
Loans and financing	18	5,788,047	4,535,229	6,462,994	5,340,601
Leases	19	-	-	4,686,121	656,228
Suppliers	20	-	-	54,749	120,137
Provisions	24	-	-	842,279	829,198
Mileage program		-	-	216,121	192,569
Deferred taxes	11.2	-	-	280,979	227,290
Taxes payable	22	4,007	7,794	4,216	54,659
Derivatives	33.1	42,753	-	142,952	214,218
Provision for loss on investment	15	6,477,230	4,200,243	-	-
Other noncurrent liabilities		29,468	30,379	38,878	48,161
Total noncurrent liabilities		12,341,505	8,773,645	12,729,289	7,683,061

Equity (deficit)
Capital stock	25.1	3,061,041	3,055,940	2,947,713	2,942,612
Advance for future capital increase	25.1	300	2,818	300	2,818
Treasury shares		(126)	(126)	(126)	(126)
Capital reserves		95,337	88,476	95,337	88,476
Equity valuation adjustments		(343,772)	(500,022)	(343,772)	(500,022)
Share-based payments reserve		123,722	117,413	123,722	117,413
Gains on change in interest in investment		759,335	759,984	759,335	759,984
Accumulated losses		(11,172,902)	(8,509,895)	(11,059,574)	(8,396,567)
Deficit attributable to equity holders of the parent		(7,477,065)	(4,985,412)	(7,477,065)	(4,985,412)

Non-controlling interests from Smiles		-	-	479,553	480,061

Total deficit		(7,477,065)	(4,985,412)	(6,997,512)	(4,505,351)

Total liabilities and deficit		5,045,928	3,937,556	14,192,402	10,378,266

The accompanying notes are an integral part of the individual and consolidated interim financial information.

Statements of operations

Periods ended June 30, 2019 and 2018

(In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

		Parent Company
		Three-month period ended		Six-month period ended
	Note	06/30/2019	06/30/2018	06/30/2019	06/30/2018

Operating income (expenses)
Administrative expenses	29	(2,097)	(843)	(6,732)	(3,873)
Other operating expenses	29	(9,835)	(1,539)	-	(3,620)
Other operating income	29	1,501	84,182	9,811	141,942
Total operating (expenses) income		(10,431)	81,800	3,079	134,449

Equity results	15	111,121	(941,949)	128,986	(727,526)

Income (loss) before financial results, net and income taxes		100,690	(860,149)	132,065	(593,077)

Financial results
Financial income	30	34,374	31,570	68,631	53,495
Financial expenses	30	(378,269)	(92,308)	(484,557)	(226,704)
Exchange rate variation, net	30	47,690	(396,463)	32,661	(403,271)
Total financial result		(296,205)	(457,201)	(383,265)	(576,480)

Loss before income taxes		(195,515)	(1,317,350)	(251,200)	(1,169,557)

Income and social contribution taxes
Current		518	(4,028)	(1,395)	(4,333)
Deferred		374	(4,604)	25,665	(4,621)
Total income and social contribution taxes	11.2	892	(8,632)	24,270	(8,954)

Net loss for the period		(194,623)	(1,325,982)	(226,930)	(1,178,511)

Basic loss per share
Per common share	26	(0.016)	(0.109)	(0.019)	(0.097)
Per preferred share	26	(0.556)	(3.807)	(0.648)	(3.386)

Diluted loss per share
Per common share	26	(0.016)	(0.109)	(0.019)	(0.097)
Per preferred share	26	(0.556)	(3.807)	(0.648)	(3.386)

Statements of operations

Periods ended June 30, 2019 and 2018

(In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

		Consolidated
		Three-month period ended		Six-month period ended
	Note	06/30/2019	06/30/2018	06/30/2019	06/30/2018

Net revenue
Passenger		2,958,648	2,146,219	5,992,201	4,945,076
Cargo and other		181,968	207,609	359,223	373,019
Total net revenue	28	3,140,616	2,353,828	6,351,424	5,318,095

Cost of services provided	29	(2,462,729)	(1,966,763)	(4,764,866)	(4,088,248)
Gross profit		677,887	387,065	1,586,558	1,229,847

Operating income (expenses)
Selling expenses	29	(235,915)	(193,420)	(421,920)	(367,349)
Administrative expenses	29	(257,256)	(246,121)	(481,714)	(491,641)
Other operating expenses	29	-	(1,102)	-	(1,919)
Other operating income	29	134,163	96,210	142,087	178,005
Total operating expenses		(359,008)	(344,433)	(761,547)	(682,904)

Equity results	15	(1)	174	77	155

Income before financial results, net and income taxes		318,878	42,806	825,088	547,098

Financial results
Financial income	30	108,297	19,179	208,902	83,818
Financial expenses	30	(689,029)	(234,420)	(1,075,397)	(495,407)
Exchange rate variation, net	30	162,628	(1,046,002)	47,296	(1,067,517)
Total financial results		(418,104)	(1,261,243)	(819,199)	(1,479,106)

Income (loss) before income taxes		(99,226)	(1,218,437)	5,889	(932,008)

Income and social contribution taxes
Current		(35,595)	(42,191)	(75,643)	(91,484)
Deferred		13,997	(11,325)	(15,864)	(27,624)
Total income and social contribution taxes	11.2	(21,598)	(53,516)	(91,507)	(119,108)

Net loss for the period before non-controlling interests		(120,824)	(1,271,953)	(85,618)	(1,051,116)

Net income (loss) attributable to:
Equity holders of the parent		(194,623)	(1,325,982)	(226,930)	(1,178,511)
Non-controlling interests from Smiles		73,799	54,029	141,312	127,395

Basic loss per share
Per common share	26	(0.016)	(0.109)	(0.019)	(0.097)
Per preferred share	26	(0.556)	(3.807)	(0.648)	(3.386)

Diluted loss per share
Per common share	26	(0.016)	(0.109)	(0.019)	(0.097)
Per preferred share	26	(0.556)	(3.807)	(0.648)	(3.386)

The accompanying notes are an integral part of the individual and consolidated interim financial information.

Statements of comprehensive income

Periods ended June 30, 2019 and 2018

(In thousands of Brazilian reais - R$)

		Parent Company
		Three-month period ended		Six-month period ended
	Note	06/30/2019	06/30/2018	06/30/2019	06/30/2018

Net loss for the period		(194,623)	(1,325,982)	(226,930)	(1,178,511)

Other comprehensive income to be reclassified to profit or loss in subsequent periods	33
Cash flow hedges		(100,569)	15,014	156,250	15,674
Total		(100,569)	15,014	156,250	15,674

Total comprehensive loss for the period		(295,192)	(1,310,968)	(70,680)	(1,162,837)

		Consolidated
		Three-month period ended		Six-month period ended
	Note	06/30/2019	06/30/2018	06/30/2019	06/30/2018

Net loss for the period		(120,824)	(1,271,953)	(85,618)	(1,051,116)

Other comprehensive income to be reclassified to profit or loss in subsequent periods	33
Cash flow hedges		(100,569)	15,014	156,250	15,674
Total		(100,569)	15,014	156,250	15,674

Total comprehensive income (loss) for the period		(221,393)	(1,256,939)	70,632	(1,035,442)

Comprehensive income (loss) attributable to:
Equity holders of the parent		(295,192)	(1,310,968)	(70,680)	(1,162,837)
Non-controlling interests from Smiles		73,799	54,029	141,312	127,395

The accompanying notes are an integral part of the individual and consolidated interim financial information.

Statements of changes in equity - Parent Company

Periods ended June 30, 2019 and 2018 (In thousands of Brazilian reais - R$)

					Capital reserves		Equity valuation adjustments
	Note	Capital stock	Advance for future capital increase	Treasury shares	Premium on transfer of shares	Special premium reserve of subsidiary	Unrealized hedge gain (losses)	Share- based payments	Gains on change in investment	Accumulated losses	Total
Balances as of December 31, 2017 (Restated)		3,040,512	-	(4,168)	17,783	70,979	(79,316)	119,308	760,545	(7,426,177)	(3,500,534)
Initial adoption of accounting standard – CPC 48 (IFRS 9)		-	-	-	-	-	-	-	-	1,675	1,675
Other comprehensive income, net		-	-	-	-	-	15,674	-	-	-	15,674
Stock options exercised		7,298	2,472	-	-	-	-	8,707	-	-	18,477
Gains on change in investment		-	-	-	-	-	-	-	(561)	-	(561)
Treasury share buyback		-	-	(15,929)	-	-	-	-	-	-	(15,929)
Treasury shares transferred		-	-	19,971	(286)	-	-	(19,685)	-	-	-
Net loss for the period		-	-	-	-	-	-	-	-	(1,178,511)	(1,178,511)
Balances as of June 30, 2018		3,047,810	2,472	(126)	17,497	70,979	(63,642)	108,330	759,984	(8,603,013)	(4,659,709)

Balances as of December 31, 2018		3,055,940	2,818	(126)	17,497	70,979	(500,022)	117,413	759,984	(8,509,895)	(4,985,412)
Initial adoption of accounting standard – CPC 06 (IFRS 16) (a)	4.1.1	-	-	-	-	-	-	-	-	(2,436,077)	(2,436,077)
Other comprehensive income, net		-	-	-	-	-	156,250	-	-	-	156,250
Stock options exercised	25.1	5,101	(2,818)	-	-	-	-	-	-	-	2,283
Advance for future capital increase	25.1	-	300	-	-	-	-	-	-	-	300
Share-based payments		-	-	-	-	-	-	6,309	-	-	6,309
Gains on change in investment	15	-	-	-	-	-	-	-	(649)	-	(649)
Premium (b)		-	-	-	-	6,861	-	-	-	-	6,861
Net loss for the period		-	-	-	-	-	-	-	-	(226,930)	(226,930)
Balances as of June 30, 2019		3,061,041	300	(126)	17,497	77,840	(343,772)	123,722	759,335	(11,172,902)	(7,477,065)

(a) On January 1, 2019, the Company adopted  CPC 06 (R2) – “Leases”, resulting in an initial adjustment to accumulated losses. For further information, see Note 4.1.1.

(b) Gol Finance, through Gol Equity Finance, acquired premium issued by the Company in the context of the issue of Exchangeable Senior Notes, as per Note 18.1.1.

The accompanying notes are an integral part of the individual and consolidated interim financial information.

Statements of changes in equity - Consolidated

Periods ended June 30, 2019 and 2018 (In thousands of Brazilian reais - R$)

					Capital reserves		Equity valuation adjustments
	Note	Capital stock	Advance for future capital increase	Treasury shares	Premium on transfer of shares	Special premium reserve of subsidiary	Unrealized hedge gains (losses)	Share- based payments	Gains on change in investment	Accumulated losses	Deficit attributable to equity holders of the parent	Smiles’ non-controlling interests	Total
Balances as of December 31, 2017 (Restated)		2,927,184	-	(4,168)	17,783	70,979	(79,316)	119,308	760,545	(7,312,849)	(3,500,534)	412,013	(3,088,521)
Initial adoption of accounting standard – CPC 48 (IFRS 9)		-	-	-	-	-	-	-	-	1,675	1,675	39	1,714
Net loss for the period		-	-	-	-	-	-	-	-	(1,178,511)	(1,178,511)	127,395	(1,051,116)
Other comprehensive income, net		-	-	-	-	-	15,674	-	-	-	15,674	-	15,674
Stock options exercised		7,298	2,472	-	-	-	-	8,707	-	-	18,477	123	18,600
Capital increase from exercise of stock options in subsidiary		-	-	-	-	-	-	-	-	-	-	875	875
Treasury share buyback		-	-	(15,929)	-	-	-	-	-	-	(15,929)	-	(15,929)
Treasury shares transferred		-	-	19,971	(286)	-	-	(19,685)	-	-	-	-	-
Effects on change in interest in investment		-	-	-	-	-	-	-	(561)	-	(561)	561	-
Additional dividends distributed by Smiles		-	-	-	-	-	-	-	-	-	-	(167,624)	(167,624)
Interest on equity distributed by Smiles		-	-	-	-	-	-	-	-	-	-	(4,939)	(4,939)
Balances as of June 30, 2018		2,934,482	2,472	(126)	17,497	70,979	(63,642)	108,330	759,984	(8,489,685)	(4,659,709)	368,443	(4,291,266)

Balances as of December 31, 2018		2,942,612	2,818	(126)	17,497	70,979	(500,022)	117,413	759,984	(8,396,567)	(4,985,412)	480,061	(4,505,351)
Initial adoption of accounting standard – CPC 06 (IFRS 16) (a)	4.1.1	-	-	-	-	-	-	-	-	(2,436,077)	(2,436,077)	(257)	(2,436,334)
Net loss for the period		-	-	-	-	-	-	-	-	(226,930)	(226,930)	141,312	(85,618)
Other comprehensive income, net		-	-	-	-	-	156,250	-	-	-	156,250	-	156,250
Stock options exercised	25.1	5,101	(2,818)	-	-	-	-	-	-	-	2,283	173	2,456
Advance for future capital increase	25.1	-	300	-	-	-	-	-	-	-	300	-	300
Share-based payments		-	-	-	-	-	-	6,309	-	-	6,309	751	7,060
Effects on change in interest in investment	15	-	-	-	-	-	-	-	(649)	-	(649)	649	-
Premium (b)		-	-	-	-	6,861	-	-	-	-	6,861	-	6,861
Interest on shareholders’ equity distributed by Smiles		-	-	-	-	-	-	-	-	-	-	(143,136)	(143,136)
Balances as of June 30, 2019		2,947,713	300	(126)	17,497	77,840	(343,772)	123,722	759,335	(11,059,574)	(7,477,065)	479,553	(6,997,512)

(a) On January 1, 2019, the Company adopted CPC 06 (R2) – “Leases” (equivalent to IFRS 16), resulting in an initial adjustment to accumulated losses. For further details, see Note 4.1.1.

(b) Gol Finance, through Gol Equity Finance, acquired premium issued by the Company in the context of the issue of Exchangeable Senior Notes, as per Note 18.1.1.

The accompanying notes are an integral part of the individual and consolidated interim financial information.

Statements of cash flows

Periods ended June 30, 2019 and 2018 (In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	06/30/2019	06/30/2018	06/30/2019	06/30/2018

Operating activities
Net loss for the period	(226,930)	(1,178,511)	(85,618)	(1,051,116)
Adjustment to reconcile net income to net cash provided by operating activities
Depreciation and amortization	-	-	820,803	315,648
Reversal of estimated losses from doubtful accounts	-	-	(6,858)	(5,002)
Provision for legal proceedings	-	-	92,743	132,018
Provision for inventory obsolescence	-	-	31	4,906
Deferred taxes	(25,665)	4,621	15,864	27,624
Equity results	(128,986)	727,526	(77)	(155)
Share-based payments	6,309	8,707	7,060	8,830
Exchange and monetary variations, net	(36,684)	303,019	(98,517)	983,526
Interest on debt, financial lease and other operations	154,962	155,333	513,995	297,205
Provision for aircraft and engine return	-	-	244,559	42,784
Unrealized hedge results	225,298	-	247,026	(26,698)
Provision for profit sharing	-	-	10,270	-
Write-off of property, plant and equipment and intangible assets	3,301	39,008	34,394	14,895
Other operating adjustments	-	-	(133,249)	-
Other provisions	-	-	(50,458)	-
	(28,395)	59,703	1,611,968	744,465

Changes in operating assets and liabilities:
Trade receivables	-	-	(425,431)	18,763
Short-term investments	92,015	146,842	57,628	144,984
Inventories	-	-	(11,133)	(32,074)
Deposits	(2,914)	(3,633)	(145,900)	(98,423)
Suppliers	(331,240)	(9,178)	(284,821)	102,174
Suppliers - Forfaiting	-	-	(12,460)	325,460
Advance ticket sales	-	-	290,166	(93,899)
Mileage program	-	-	110,979	56,804
Advances from customers	-	-	(152,654)	36,484
Salaries	(349)	190	(40,877)	(29,653)
Landing fees	-	-	132,611	(103,953)
Taxes obligation	(12,116)	1,219	69,296	77,690
Derivatives	-	-	(87,435)	19,365
Provisions	-	-	(66,093)	(113,886)
Operating leases	-	-	-	126,395
Other assets and liabilities, net	577,739	26,073	111,657	(90,497)
Interest paid	(149,413)	(96,811)	(228,507)	(197,630)
Income taxes paid	(506)	(1,356)	(133,879)	(116,674)
Net cash flows from operating activities	144,821	123,049	795,115	775,895

Investing activities
Transactions with related parties	(835,828)	(83,222)	-	-
Short-term investments of Smiles	-	-	(379,384)	(229,191)
Restricted cash	(2,483)	(430)	220,331	(60,714)
Dividends on shareholders’ equity received	224,047	231,012	471	-
Interest on Capital shareholders’ equity received	8,204	10,328	-	-
Advances for future capital increase	-	(220,000)	-	-
Advances for property, plant and equipment acquisition, net	(27,438)	(9,133)	(28,532)	(153,097)
Property, plant and equipment	-	-	(333,158)	(443,634)
Intangible assets	-	-	(28,287)	(15,542)
Net cash flows used in investing activities	(633,498)	(71,445)	(548,559)	(902,178)

Statements of cash flows

Periods ended June 30, 2019 and 2018 (In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	06/30/2019	06/30/2018	06/30/2019	06/30/2018

Atividades de financiamento
Loans and financing issued, net of costs	1,346,549	486,735	1,436,035	794,479
Debt issuance and exchange offer costs	(60,838)	(8,578)	(63,747)	(14,703)
Loans and financing payments	-	-	(297,803)	(77,280)
Early payment of Senior Notes	(50,320)	(621,834)	(50,320)	(621,834)
Leases payments	-	-	(760,419)	(127,255)
Capped call	(115,928)	-	(115,928)	-
Treasury share buyback	-	(15,929)	-	(15,929)
Dividends and interest on equity paid to non-controlling interests of Smiles	-	-	(209,397)	(214,694)
Capital increase	2,283	7,298	2,283	7,298
Capital increase from non-controlling interests	-	-	172	875
Premuim	6,861	-	6,861	-
Advance for future capital increase	300	2,472	300	2,472
Transactions with related parties	-	18,008	-	-
Net cash flows (used in) from financing activities	1,128,907	(131,828)	(51,963)	(266,571)

Foreign exchange variation on cash held in foreign currencies	(20,465)	(343)	(24,295)	(18,687)

Net (decrease) increase in cash and cash equivalents	619,765	(80,567)	170,298	(411,541)

Cash and cash equivalents at the beginning of the period	282,465	103,727	826,187	1,026,862
Cash and cash equivalents at the end of the period	902,230	23,160	996,485	615,321

Statements of value added

Periods ended June 30, 2019 and 2018 (In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Revenues
Passengers, cargo and other	-	-	6,642,822	5,630,753
Other operating income	14,574	137,162	122,391	136,675
Allowance for doubtful accounts	-	-	(6,858)	16,123
	14,574	137,162	6,758,355	5,783,551
Inputs acquired from third parties (including ICMS and IPI)
Suppliers of aircraft fuel	-	-	(2,012,190)	(1,703,358)
Material, electricity, third-party services and others	(8,797)	(446)	(1,412,003)	(1,180,333)
Aircraft insurance	-	-	(12,523)	(9,888)
Sales and marketing	-	(267)	(322,885)	(296,202)
Gross value added	5,777	136,449	2,998,754	2,593,770

Depreciation and amortization	-	-	(820,803)	(315,648)
Value added produced	5,777	136,449	2,177,951	2,278,122

Value added received in transfer
Equity results	128,986	(727,526)	77	155
Financial income	102,944	(228,814)	1,555,773	396,100
Value added for distribution	237,707	(819,891)	3,733,801	2,674,377

Distribution of value added:
Salaries	1,956	1,722	734,780	700,994
Benefits	-	-	86,823	79,208
FGTS	-	-	64,207	53,366
Personnel	1,956	1,722	885,810	833,568

Federal taxes	(22,204)	13,220	543,245	478,330
State taxes	-	-	9,509	10,696
Municipal taxes	-	-	2,062	1,761
Tax, charges and contributions	(22,204)	13,220	554,816	490,787

Interest	484,855	343,474	2,348,692	1,862,692
Rent	-	-	30,012	538,191
Other	30	204	89	255
Third-party capital remuneration	484,885	343,678	2,378,793	2,401,138

Net loss for the period	(226,930)	(1,178,511)	(226,930)	(1,178,511)
Net income (loss) for the period attributable to non-controlling interests of Smiles	-	-	141,312	127,395
Remuneration of own capital	(226,930)	(1,178,511)	(85,618)	(1,051,116)

Value added for distribution	237,707	(819,891)	3,733,801	2,674,377

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

1.     General information

Gol Linhas Aéreas Inteligentes S.A. (the “Company” or “GLAI”) is a publicly-listed company incorporated on March 12, 2004, under the Brazilian Corporate Law. According to the Bylaws, the Company's corporate purpose is primarily the exercise of GOL Linhas Aéreas S.A. (“GLA”) shareholder control, of which operates regular and non-scheduled passenger flight transportation services, and loyalty programs development, among others.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”). The Company adopted Level 2 Differentiated Corporate Governance Practices from B3 and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created for companies committed to apply differentiated corporate governance practices.

The Company’s corporate address is located at Praça Comandante Linneu Gomes, s/n, concierge 3, building 24, Jardim Aeroporto, São Paulo, Brazil.

As of March 11, 2019, as a result of the second accident involving an aircraft Boeing 737 Max 8, the Company’s Management decided to suspend the operation of its seven aircraft of this model willingly, before the regulatory agencies manifested themselves on the matter, given that safety is the Company’s number one priority. As a result of this strategy, the Company quickly reconfigured its flight network, causing the least inconvenience to its passengers. The use of these aircraft is subject to authorization by the Brazilian regulatory authorities and destination countries, mainly the United States of America. The Company did not need and does not intend to interrupt any of its routes due to the suspension of the use of these aircraft.

The Company’s Management assessed and carried out impairment tests for these aircraft by comparing their carrying amount with the market value indicated in specialized publications (“BlueBook”), concluding that there are no losses related to the right-of-use asset and, therefore, no provision was recognized.

1.1.Capital structure and net working capital

As of June 30, 2019, the Company held a negative shareholders' equity of R$7,477,065, (R$4,985,412 as of December 31, 2018). The increase was mainly due to the initial adoption of CPC 06 (R2) – “Leases”, equivalent to IFRS 16 – “Leases”. On the same date, the consolidated net working capital was negative by R$4,053,871 (negative by R$3,889,721 as of December 31, 2018).

GLA is highly sensitive to the economy and also to the U.S. dollar (“US$”), as approximately 41.4% of its costs are denominated in U.S. dollar and GLA’s capacity to adjust ticket prices charged to its customers in order to offset the U.S. dollar appreciation is dependent on capacity (offer) and ticket prices practiced by the competitors.

The Company implemented several initiatives to adjust its fleet size to the economy growth and match seat supply to demand, in order to maintain a high load factor, reduce costs and adjust its capital structure.

At the end of 2017, the Company executed initiatives to restructure its balance sheeet, equating of the extension of terms and the reduction of financial cost of its debt structure, as a result of an offer made on December 11, 2017, raising funds in the amount of US$500,000 with interest rates of 7.1% p.a., partially used to amortize debt with an average rate of 9.8% p.a.

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

In October 2018, the Company completed the refinancing of the debentures of its wholly-owned subsidiary GLA, amortizing the total amount of R$1,025,000 and issuing a new series of non-convertible and unsecured debentures in the amount of R$887,500, resulting in a reduction of indebtedness of R$137,500. The new debentures were issued with interest of 120.0% of the Interbank Deposit Certificate (“CDI”), representing a substantial reduction compared to the amortized debt, which was 132.0% of the CDI. This operation represented additional deleveraging of the Company's balance sheet and better adjusted the generation of GLA's operating cash flows with the amortization of its liabilities.

In March, April and July 2019, the Company raised US$425,000 through the issue of bonds convertible into shares with nominal interest rates of 3.75% p.a. For further information, see Note 18.1.1 and Note 37.3.

The Company will continue strengthening its balance sheet management and results in order to guarantee sustainability. Management understands that the business plan prepared, presented and approved by the Board of Directors on January 17, 2019, shows every element necessary to continue as going concern.

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

1.2.Ownership structure

Entity	Date of constitution	Location	Operational activity	Type of control	% equity interest
					06/30/2019	12/31/2018
Offshore subsidiaries:
GAC	03/23/2006	Cayman Islands	Aircraft acquisition	Direct	100.0	100.0
Gol Finance Inc.	03/16/2006	Cayman Islands	Financial funding	Direct	100.0	100.0
Gol Finance	06/21/2013	Luxembourg	Financial funding	Direct	100.0	100.0
Subsidiaries:
GLA	04/09/2007	Brazil	Flight transportation	Direct	100.0	100.0
AirFim (a)	11/07/2003	Brazil	Investment funds	Indirect	100.0	100.0
Sul América Gol Max (a)	03/14/2014	Brazil	Investment funds	Indirect	-	100.0
Smiles Fidelidade	08/01/2011	Brazil	Loyalty program	Direct	52.7	52.7
Smiles Viagens	08/10/2017	Brazil	Travel agency	Indirect	100.0	100.0
Smiles Fidelidade Argentina (b)	11/07/2018	Argentina	Loyalty program	Indirect	100.0	100.0
Smiles Viagens Argentina (b)	11/20/2018	Argentina	Travel agency	Indirect	98.0	98.0
Fundo Sorriso (a)	07/14/2014	Brazil	Investment fund	Indirect	100.0	100.0
Jointly controlled:
SCP Trip	04/27/2012	Brazil	Flight magazine	Indirect	60.0	60.0
Associate:
Netpoints	11/08/2013	Brazil	Loyalty program	Indirect	-	25.4

(a)    These comprise exclusive investment funds and, pursuant to CVM Instructions 247/1996 and 408/2004, those funds’ assets are consolidated in the financial statements of the parent company.

(b)    Companies with functional currency in Pesos.

(c)     On February 1, 2019, Smiles Fidelidade sold its equity interest in the affiliate Netpoints S.A. for R$914, recorded under “Other operating income in the consolidated statement of operations.

1.3.Corporate reorganization plan

On October 14, 2018, through a Material Fact, the Company disclosed the plans for a corporate reorganization whose main purpose was the merger of Smiles into GLA.

On December 13, 2018, the Company was communicated by B3 of the inadmissibility of migrating to the Novo Mercado listing segment, pursuant to the Material Fact of October 14, 2018, described above.

On June 19, 2019, after five months of negotiation, the Company announced through a Material Fact that the parties were unable to reach an agreement on terms for the proposed corporate reorganization and, as a result, decided to terminate negotiations. This fact does not change the Company’s decision not to renew its agreements with Smiles Fidelidade. The Company will continue to evaluate alternatives to improve the efficiency and competitiveness of its economic group.

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

1.4.Compliance program

Since 2016, the Company holds a series of measures to strengthen and expand its internal control and compliance programs, the details of which were presented in the annual financial statements disclosed on February 28, 2019.

The Management is constantly reinforcing to its employees, customers and suppliers its commitment to continue improving its internal control and compliance programs.

As previously disclosed in the financial statements for the year ended December 31, 2018, the Company entered into an agreement with the Brazilian Federal Public Ministry in December 2016 (the “Agreement”), under which the Company agreed to pay R$12 million in fines and make improvements to its compliance program along with the Federal Public Ministry on not to raise any charges related to activities that are the subject to the Agreement, in addition, the Company paid R$4.2 million in fines to the Brazilian tax authorities.

The Company voluntarily informed the U.S. Department of Justice (“DOJ”), the Securities and Exchange Commission (“SEC”) and the Brazilian Securities Commission (“CVM”) of the Agreement and the external independent investigation hired by the Company, these authorities may impose fines and possibly other sanctions to the Company.

During the period ended June 30, 2019, there was no new developments on this matter.

2.     Management’ statement, basis of preparation and presentation of the individual and consolidated interim financial information

This individual and consolidated interim information corresponds to the interim financial statements and has, therefore, been prepared in accordance with Technical Pronouncement CPC 21 (R1) - “Interim Financial Reporting”, approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”), equivalent to IAS 34 - “Interim Financial Reporting”, issued by the International Accounting Standards Board (“IASB”), except for the provision for loss on investment, as Note 15.

The individual and consolidated interim financial information was prepared using the Brazilian real (“R$”) as the functional and presentation currency, except for Smiles companies located in Argentina. Figures are expressed in thousands of Brazilian reais. The amounts disclosed in other currencies, when necessary, are also reported in thousands. The items disclosed in foreign currencies are duly identified, when applicable.

The preparation of the Company’s individual and consolidated interim financial information requires Management to make judgments, use estimates and adopt assumptions affecting the stated amounts of revenues, expenses, assets and liabilities. However, the uncertainty inherent in these judgments, assumptions and estimates could give rise to results that require a material adjustment of the book value of certain assets and liabilities in future reporting years.

The Company continually reviews its judgments, estimates and assumptions.

In preparing the individual and consolidated interim financial information, Management used disclosure criteria considering regulatory aspects and the relevance of transactions to understand the changes observed in the Company’s equity, economic and financial position and its performance since the end of the last fiscal year ended December 31, 2018, as well as the updating of relevant information included in the annual financial statements disclosed on February 28, 2019.

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Management confirms that all the material information in this individual and consolidated interim financial information is being demonstrated and corresponds to the information used by Management in the development of its business management activities.

This individual and consolidated interim financial information was prepared based on historical cost, except for certain financial assets and liabilities that are measured at fair value when applicable:

•     short-term investments classified as cash and cash equivalents measured at fair value;

•     short-term investments comprising exclusive investment funds, measured at fair value;

•     derivative financial instruments measured at fair value; and

•     investments recorded by the equity method.

The Company’s individual and consolidated interim financial information for the period ended June 30, 2019 have been prepared assuming that it will continue as going concern, realizing assets and settling liabilities in the normal course of business, as per Note 1.1.

3.     Approval of individual and consolidated interim financial information

This individual and consolidated interim financial information was authorized for issue by Management on July 31, 2019.

4.     Summary of significant accounting practices

The individual and consolidated interim financial information presented were prepared based on accounting policies, accounting practices and estimate calculation methods adopted and presented in detail in the annual financial statements for the year ended December 31, 2018, issued on February 28, 2019, except for the adoption of CPC 06 (R2) – “Leases”, equivalent to IFRS 16 - “Leases”, presented in Note 4.1.1 of this individual and consolidated interim financial information.

4.1.   New standards and accounting pronouncements adopted in the period ended June 30, 2019

4.1.1.       CPC 06 (R2) - “Leases”, equivalent to IFRS 16

CPC 06 (R2) sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases pursuant to CPC 06 (R1). The standard includes two recognition exemptions for lessees: leases of “low value” assets, e.g., personal computers, and short-term leases, e.g. leases for which the term ends within 12 months or fewer. At the beginning of a lease, lessees recognize a liability to carry out payments (a lease liability) and an asset representing the right to use the leased item for the lease term (a right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees are also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Among the adoption methods provided for in the standard, the Company chose to adopt the modified retrospective method, therefore, in accordance with IFRS 16, we did not restate comparative information and balances. Within the modified retrospective method, the Company chose to adopt the following transition practical expedients and exemptions:

•     the Company used hindsight, such as in determining the lease term and considering extensions and renegotiations throughout the agreement; and

•     the Company applied a single discount rate to its portfolio of leases with similar characteristics, considering the remaining term of the agreements and the guarantee provided for by the assets.

The Company assessed the impacts arising from the adoption of this standard, considering the above-mentioned assumptions, and recorded 120 aircraft lease agreements and 14 non-aircraft lease agreements as right-of-use. The effects from the initial adoption of this standard are shown in the table below:

	Assets (a)	Liabilities (b)	Equity (a-b)
Operating leases	-	(219,728)	219,728
Right of use - aircraft and flight agreements	2,892,836	5,540,621	(2,647,785)
Right of use - other	41,420	49,975	(8,555)
Deferred tax - Smiles (*)	-	-	278
Total	2,934,256	5,370,868	(2,436,334)

(*) The amount refers to the tax credit constituted from the initial adoption of CPC 06 (R2) recorded in the deferred tax asset of the subsidiary Smiles.

As of January 1, 2019, the impacts arising from deferred taxes related to the adoption of CPC 06 (R2) did not reflect the corresponding tax effects, given that GLA has no history of taxable income and is currently recording tax credit assets limited to the amount of tax credit liabilities, in accordance with item 35 of CPC 32 – “Income Taxes”.

As a consequence of the adoption of IFRS 16, the Company made some reclassifications in the statement of financial position as of December 31, 2018, presented for comparison purposes, as shown below:

	Consolidated
	12/31/2018
	As previously reported	Reclassification	Restated

Current liabilities
Loans and financing	1,223,324	(120,118)	1,103,206
Leases	-	255,917	255,917
Operating leases	135,799	(135,799)	-

Noncurrent liabilities
Loans and financing	5,861,143	(520,542)	5,340,601
Leases	-	656,228	656,228
Operating leases	135,686	(135,686)	-

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

4.1.2.       ICPC – 22 “Uncertainty Over Income Tax Treatments”, equivalent to IFRIC 23

In June 2017, the IASB issued IFRIC 23, which clarifies the application of requirements in IAS 12 - “Income Taxes” when there is uncertainty over the acceptance of income tax treatments by the tax authority. The interpretation clarifies that, if it is not probable that the tax authority will accept the income tax treatments, the amounts of tax assets and liabilities shall be adjusted to reflect the best resolution of the uncertainty. IFRIC 23 has been effective since January 1, 2019, and, based on the evaluation made by the Company’s Management concluded that there are no impacts or needs of additional disclosure in this individual and consolidated interim financial information arising from the application of this standard.

4.2.   New accounting standards and pronouncements not yet adopted

There are no other standards and interpretations issued and not yet adopted that may have a significant impact on the results or equity disclosed by the Company.

5.     Seasonality

The Company expects its revenues and operating results for its flights to reach their highest levels during summer and winter holidays in January and July, respectively, and during the last two weeks of December during the holiday season of year end. Given the large proportion of fixed costs, this seasonality tends to cause variations in the operating results between the quarters of the year.

6.     Cash and cash equivalents

	Parent Company		Consolidated
	06/30/2019	12/31/2018	06/30/2019	12/31/2018

Cash and bank deposits	61,990	6,587	132,444	157,970
Cash equivalents	840,240	275,878	864,041	668,217
Total	902,230	282,465	996,485	826,187

The breakdown of cash equivalents is as follows:

		Parent Company		Consolidated
	Weighted average rate (p.a.)	06/30/2019	12/31/2018	06/30/2019	12/31/2018

Local currency
Private bonds	92.7% of CDI	303,056	1,895	316,429	74,819
Government bonds	91.2% of CDI	-	-	-	39
Investment funds	45.7% of CDI	3,568	2,217	6,391	307,499
Total local currency		306,624	4,112	322,805	382,357

Foreign currency
Private bonds	2.6%	533,616	271,766	541,236	285,860
Total foreign currency		533,616	271,766	541,236	285,860

Total		840,240	275,878	864,041	668,217

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

7.     Short-term investments

		Parent Company	Consolidated
	Weighted average rate (p.a.)	12/31/2018	06/30/2019	12/31/2018

Local currency
Private bonds	100.7% of CDI	-	742,761	-
Government bonds	99.5% of CDI	-	23,567	21,100
Investment funds	-	-	752	365,249
Total local currency		-	767,080	386,349

Foreign currency
Private bonds	3.0%	92,015	1,706	92,015
Government bonds	2.0%	-	2,528	-
Investment funds	44.9%	-	26,984	-
Total foreign currency		92,015	31,218	92,015

Total		92,015	798,298	478,364

The increase during the period in short-term investments reflects the change in the characteristics of the investments and Management's intention to manage the Company's financial resources.

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

8.     Restricted cash

		Parent Company		Consolidated
	Weighted average rate (p.a.)	06/30/2019	12/31/2018	06/30/2019	12/31/2018

Local currency
Deposits in guarantee of letter of credit	99.2% of CDI	2,363	2,318	120,681	100,394
Escrow deposits (a)	96.5% of CDI	35,356	33,928	84,953	72,089
Escrow deposits for hedge margin	100.0% of CDI	-	-	5,461	18
Escrow deposits - leases (b)	100.0% of CDI	-	-	147,465	102,880
Other deposits (c)	82.7% of CDI	4,548	3,538	41,749	113,447
Total local currency		42,267	39,784	400,309	388,828

Foreign currency
Escrow deposits for hedge margin	2.3%	-	-	187,482	433,304
Total foreign currency		-	-	187,482	433,304

Total		42,267	39,784	587,791	822,132

Current		7,250	-	405,411	133,391
Noncurrent		35,017	39,784	182,380	688,741

(a)   The amount of R$35,356 (parent company and consolidated) refers to a guarantee for GLAI’s legal proceedings. The other amounts relate to guarantees of GLA letters of credit (R$33,928 as of December 31, 2018).

(b)   Related to deposits made to obtain letters of credit for aircraft operating leases from GLA.

(c)   Refers to bank guarantees and judicial block in investment funds.

The decrease in the restricted cash balance is due to the reduction in escrow deposits of the fuel hedge operations as a result of the decline in prices for this commodity.

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

9.     Trade receivables

	Consolidated
	06/30/2019	12/31/2018

Local currency
Credit card administrators	594,887	393,557
Travel agencies	441,791	226,627
Cargo agencies	38,732	40,431
Airline partner companies	-	3,243
Other	54,680	52,216
Total local currency	1,130,090	716,074

Foreign currency
Credit card administrators	100,658	97,488
Travel agencies	26,349	21,005
Cargo agencies	1,888	1,378
Airline partner companies	25,594	23,294
Other	2,136	5,373
Total foreign currency	156,625	148,538

Total	1,286,715	864,612

Estimated losses for doubtful accounts	(4,426)	(11,284)

Total trade receivables	1,282,289	853,328

The increase in the “Trade receivables” line item was related to higher sales volume in the second quarter.

The aging list of trade receivables, net of allowance for doubtful accounts, is as follows:

	Consolidated
	06/30/2019	12/31/2018
Current
Until 30 days	773,127	527,878
31 to 60 days	189,436	101,226
61 to 90 days	64,364	49,696
91 to 180 days	146,607	83,128
181 to 360 days	46,351	36,801
Above 360 days	516	268
Total not yet due	1,220,401	798,997

Overdue
Until 30 days	27,116	13,167
31 to 60 days	5,653	4,726
61 to 90 days	2,209	2,672
91 to 180 days	4,736	11,173
181 to 360 days	6,184	9,863
Above 360 days	15,990	12,730
Total overdue	61,888	54,331

Total	1,282,289	853,328

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The changes in allowance for doubtful accounts are as follows:

	Consolidated
	06/30/2019	12/31/2018
Adjusted balance at the beginning of the period	(11,284)	(36,088)
(Additions) exclusions (*)	6,858	9,789
Write-off of unrecoverable amounts	-	15,015
Balance at the end of the period	(4,426)	(11,284)

(*) Recoveries occurred during the period are reflected in the changes to the receivables portfolio balance.

10.  Inventories

	Consolidated
	06/30/2019	12/31/2018

Consumables	24,382	22,098
Parts and maintenance materials	179,598	170,851
(-) Provision for obsolescence	(12,737)	(12,808)
Total	191,243	180,141

The changes in provision for obsolescence are as follows:

	Consolidated
	06/30/2019	12/31/2018
Balance at the beginning of the period	(12,808)	(12,509)
Addition	(31)	(5,023)
Write-off	102	4,724
Balance at the end of the period	(12,737)	(12,808)

11.  Deferred and recoverable taxes

11.1.Recoverable taxes

	Parent Company		Consolidated
	06/30/2019	12/31/2018	06/30/2019	12/31/2018
Prepaid and recoverable income taxes	28,618	29,892	282,636	268,428
Withholding income tax (IRRF)	370	119	1,627	4,744
PIS and COFINS	-	-	122,224	163,921
Withholding tax of public institutions	-	-	4,668	6,812
Value added tax (IVA)	-	-	6,820	5,649
Other	58	57	9,283	7,115
Total	29,046	30,068	427,258	456,669

Current	6,050	5,279	350,887	360,796
Noncurrent	22,996	24,789	76,371	95,873

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

11.2.Deferred tax assets (liabilities)

	GLAI		GLA		Smiles		Consolidated
	06/30/2019	12/31/2018	06/30/2019	12/31/2018	06/30/2019	12/31/2018	06/30/2019	12/31/2018
Income tax losses	35,928	16,983	5,469	5,469	29,193	52,915	70,590	75,367
Negative basis of social contribution	12,934	6,114	1,969	1,969	10,510	19,049	25,413	27,132

Temporary differences:
Allowance for doubtful accounts and other credits	310	196	77,265	72,646	10	3	77,585	72,845
Breakage provision	-	-	-		(180,187)	(172,869)	(180,187)	(172,869)
Provision for losses on GLA’s acquisition	-	-	143,350	143,350	-	-	143,350	143,350
Provision for legal proceedings and tax liabilities	702	916	78,301	86,623	7,832	6,598	86,835	94,137
Aircraft return	-	-	108,599	62,642	-	-	108,599	62,642
Derivative transactions	-	-	8,646	5,335	-	-	8,646	5,335
Flight rights	-	-	(353,226)	(353,226)	-	-	(353,226)	(353,226)
Depreciation of engines and parts for aircraft maintenance	-	-	(179,121)	(174,129)	-	-	(179,121)	(174,129)
Reversal of goodwill amortization on GLA’s acquisition	-	-	(127,659)	(127,659)	-	-	(127,659)	(127,659)
Aircraft leases and other	-	-	27,893	30,956	277	-	28,170	30,956
Other (*)	-	-	20,636	76,001	39,264	37,037	121,952	162,651
Total deferred taxes - Noncurrent	49,874	24,209	(187,878)	(170,023)	(93,101)	(57,267)	(169,053)	(153,468)

(*) The R$62,052 portion of taxes on unrealized profits from transactions between GLA and Smiles Fidelidade is recognized directly in Consolidated (R$49,613 as of December 31, 2018).

The Company and its subsidiaries GLA and Smiles have net operating loss carryforwards, comprised of accumulated income tax losses and negative basis of social contribution. The net operating loss carryforwards do not expire; however, their use is limited to 30% of the annual taxable income. Net operating loss carryforwards balances are as follows:

	GLAI		GLA		Smiles (*)
	06/30/2019	12/31/2018	06/30/2019	12/31/2018	06/30/2019	12/31/2018
Income income tax losses	168,646	170,418	5,372,575	5,631,209	427,855	522,743
Negative basis of social contribution	168,646	170,418	5,372,575	5,631,209	427,855	522,743

(*) On Smiles, the registered amounts of deferred income tax and social contribution on loss carryforwards negative basis of social contribution are exclusively related to the amounts to  be realized.

The Company’s Management considers that the deferred assets and liabilities recognized as of June 30, 2019 arising from temporary differences will be realized in connections with the realization the deferred tax liabilities and the expectation of future results.

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The reconciliation of effective income tax and social contribution rate for the periods ended June 30, 2019 and 2018 is as follows:

	Parent Company
	Three-month period ended		Six-month period ended
	06/30/2019	06/30/2018	06/30/2019	06/30/2018

Loss before income taxes	(195,515)	(1,317,350)	(251,200)	(1,169,557)
Income tax and social contribution tax rate	34%	34%	34%	34%
Income at the statutory combined tax rate	66,475	447,899	85,408	397,649

Adjustments to calculate the effective tax rate:
Equity pick up method	37,781	(320,263)	43,855	(247,359)
Tax difference on results of subsidiaries	(116,348)	(30,101)	(136,070)	(52,723)
Income tax on permanent differences and other	6	-	-	-
Nontaxable revenues (expenses), net	153	(63)	(90)	(124)
Exchange variation on foreign investments	12,825	(104,235)	7,915	(101,951)
Interest on shareholders’ equity	-	(1,869)	(3,114)	(4,507)
Benefit on tax losses and unrecognized portion on temporary differences constituted	-	-	26,366	61
Total income taxes	892	(8,632)	24,270	(8,954)

Income taxes
Current	518	(4,028)	(1,395)	(4,333)
Deferred	374	(4,604)	25,665	(4,621)
Total income taxes	892	(8,632)	24,270	(8,954)

	Consolidated
	Three-month period ended		Six-month period ended
	06/30/2019	06/30/2018	06/30/2019	06/30/2018

Income (loss) before income taxes	(99,226)	(1,218,437)	5,889	(932,008)
Income tax and social contribution tax rate	34%	34%	34%	34%
Income at the statutory combined tax rate	33,737	414,269	(2,002)	316,883

Adjustments to calculate the effective tax rate:
Equity pick up method	-	59	26	53
Tax difference on results of subsidiaries	(105,185)	(33,918)	(145,223)	(54,389)
Income tax on permanent differences and others	(19,910)	79,654	32,457	162,531
Exchange variation on foreign investments	11,781	(141,234)	(31,111)	(147,229)
Interest attributable to shareholders’ equity	-	1,679	2,805	4,050
Extemporary tax credits	18,801	-	18,801	-
Benefit on tax losses and unrecognized portion on temporary differences constituted (not constituted)	39,178	(370,133)	32,740	(397,115)
Use of tax credits in non-recurring installment payments	-	(3,892)	-	(3,892)
Total income taxes	(21,598)	(53,516)	(91,507)	(119,108)

Income taxes
Current	(35,595)	(42,191)	(75,643)	(91,484)
Deferred	13,997	(11,325)	(15,864)	(27,624)
Total income taxes	(21,598)	(53,516)	(91,507)	(119,108)

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

12.  Other credits

During the quarter ended June 30, 2019, under the terms of the Recovery Plan of Oceanair Linhas Aéreas S.A. (“Oceanair”) and AVB Holding S.A. (“Recovery Plan”), approved by its creditors on April 5, 2019.

Additionally, the Company (i) acquired DIP Loans granted to Oceanair by Elliot Group in the amount of R$50,647, and (ii) granted an advance to Elliott of R$100,595 (“Advance”) in accordance to the agreement signed on April 3, 2019. The Advance will be repaid by Elliott if (a) the Company or any third party acquires an isolated production unit pursuant to provide for in Avianca's Recovery Plan; or (b) another judicial reorganization plan involving the sale of Oceanair landing and take-off times is deemed valid and such operation will be successfully completed. In return for the grant of the Advance, and subject to certain conditions, the Elliott Group will pay GOL a portion of the funds eventually recovered by the Elliott Group under the Oceanair Judicial Reorganization Proceedings.

On July10, 2019, under the terms of the Recovery Plan, the Company submitted bids to acquire certain isolated production units (“UPIs”) in the total amount of US$77,310.

The Recovery Plan establishes that DIP Loans may be offset by the price to be paid by the Company for the acquisition of the UPIs.

Accordingly, the Company plans to complete the UPIs acquisitions (and compensate the credits held along with Oceanair with the respective purchase price) in case the sale of the UPIs is confirmed, as soon as the other conditions precedent set forth in Judicial Recovery Plan.

13.  Deposits

	Parent Company		Consolidated
	06/30/2019	12/31/2018	06/30/2019	12/31/2018
Judicial deposits	62,218	59,305	797,487	726,491
Maintenance deposits	-	-	732,831	647,057
Deposits in guarantee for lease agreements	48,542	49,081	262,348	238,747
Total	110,760	108,386	1,792,666	1,612,295

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

14.  Transactions with related parties

14.1.Loan agreements - noncurrent assets

The parent company maintains assets from loan agreements with its subsidiary GLA without interest, as shown in the table below:

					Assets
Creditor	Debtor	Type of transaction	Interest rate (p.a.)	Maturity	06/30/2019	12/31/2018

GLAI	GLA	Loan	6.50%	05/2020	393,599	82,655
GAC	GLA	Loan	0.0% (*)	03/2025	975,684	232,488
Gol Finance	GLA	Loan	5.10%	08/2025	1,778,715	1,979,000
Total					3,147,998	2,294,143

(*) According to the local legislation, the Company applies symbolic interest rates.

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The table below shows the balances between the companies, eliminated in the consolidated:

					Balances
Creditor	Debtor	Type of transaction	Maturity	Interest rate (p.a.)	06/30/2019	12/31/2018
Gol Finance	GLAI	Premium (*)	07/2024	-	385,855	-
Gol Finance Inc.	GAC	Loan	01/2023	9.83%	1,160,477	1,128,845
Gol Finance	GAC	Loan	03/2025	8.64%	978,273	596,204
Gol Finance	Gol Finance Inc.	Loan	01/2020	9.83%	904,083	887,395
Gol Finance	Gol Finance Inc.	Loan	07/2020	11.70%	233,967	250,950
Smiles Fidelidade	GLA	Shared services	12/2032	-	6,023	5,439
Smiles Fidelidade / Smiles Viagens	GLA	Transfer - GLA	12/2032	-	27,128	38,144
Smiles Fidelidade	GLA	Share-based payments	-	-	856	856
Smiles Fidelidade	GLA	Advance ticket purchases	12/2032	8.97%	981,182	1,296,077
Smiles Fidelidade	GLA	Miles sold	12/2032	-	20,470	24,035
Smiles Fidelidade	GLA	Management fees	12/2032	-	600	803
Smiles Fidelidade	GLA	Letter of indemnity agreement	-	-	2,523	10,559
Smiles Fidelidade	Netpoints	Miles converted	-	-	-	48
Total					4,701,437	4,239,355

(*) Gol Finance, through Gol Equity Finance, acquired premium issued by the Company in the context of the issue of Exchangeable Senior Notes, as per Note 18.1.1.

14.2.Transportation and consulting services

In the course of its operations, the Company, through its subsidiaries, contracts and is contracted by related parties, namely: Viação Piracicabana Ltda., Mobitrans Administração e Participações S.A. and Expresso Caxiense S.A. The nature of contracted services are detailed in the annual financial statements for the year ended December 31, 2018.

For the period ended June 30, 2019, GLA recognized total expenses related to these services of R$4,021 (R$6,989 as of June 30, 2018). As of June 30,2019, the balance payable to related parties was R$507 (R$1,107 as of December 31, 2018), and was mainly related to services provided by Viação Piracicabana Ltda.

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

14.3.Contracts account opening UATP (“Universal Air Transportation Plan”) to grant credit limit

In September 2011, GLA entered into agreements with the related parties Empresa de Ônibus Pássaro Marrom S/A., Viação Piracicabana Ltda., Thurgau Participações S.A., Comporte Participações S.A., Quality Bus Comércio De Veículos S.A., Empresa Princesa Do Norte S.A., Expresso União Ltda., Oeste Sul Empreendimentos Imobiliários S.A. SPE., Empresa Cruz De Transportes Ltda., Expresso Maringá do Vale S.A., Glarus Serviços Tecnologia e Participações S.A., Expresso Itamarati S.A., Transporte Coletivo Cidade Canção Ltda., Turb Transporte Urbano S.A., Vaud Participações S.A., Aller Participações S.A. and BR Mobilidade Baixada Santista S.A. SPE, all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify billing and facilitate payment between the participating companies.

14.4.Agreement to use the VIP lounge

On April 9, 2012, the Company entered into an agreement with Delta Air Lines Inc. (“Delta Air Lines”) for the mutual use of the VIP lounge, with expected payments between the companies of US$20 (twenty dollars) per passenger. On August 30, 2016, the companies signed a contractual amendment establishing a prepayment for the use of the VIP lounge in the amount of US$3,000. As of June 30, 2019, the outstanding balance was R$3,789 (R$4,741 as of December 31, 2018) recorded in “Advances from customers”.

14.5.Contract for maintenance of parts and financing engine maintenance

In 2010, GLA entered into an engine maintenance service agreement with Delta Air Lines. The maintenance agreement was renewed on December 22, 2016 and will expire on December 31, 2020.

On January 31, 2017, the subsidiary GLA entered into a Loan Agreement with Delta Air Lines in the amount of US$50,000 maturing on December 31, 2020, with a refund obligation to be performed by the Company, GLA and Gol Finance, pursuant to the refund agreement entered into on August 19, 2015, with personal guarantee granted by the Company to the subsidiary GAC. Under the terms of this agreement, the Company holds flexible payment maturities regarding engine maintenance services, through a credit limit available. During the period ended June 30, 2019, expenses incurred for components maintenance services provided by Delta Air Lines amounted to R$221,418 (R$212,914 as of June 30, 2018). As of June 30, 2019, the outstanding balance with Delta Air Lines recorded in “Suppliers” totaled R$132,144 (R$211,087 as of December 31, 2018).

14.6.Handling agreement

On November 4, 2018, the subsidiary GLA entered into an agreement with Delta Air Lines for handling services in Miami and Orlando airports, these agreements expire on November 3, 2021.

During the period ended June 30, 2019, expenses related to this agreement were R$5,021, which was recorded in “Services provided”. As of June 30, 2019, the outstanding balance with Delta Air Lines recorded in“Suppliers” was R$157.

14.7.Term loan guarantee

On August 31, 2015, through its subsidiary Gol Finance, the Company issued a term loan in the amount of US$300,000, with a term of 5 years and effective interest rate of 6.7% p.a. The Term Loan has an additional backstop guarantee provided by Delta Air Lines. For additional information, see Note 18.

14.8.Commercial partnership and maintenance agreement

On February 19, 2014, the Company signed an long-term strategic partnership agreement for long-term business cooperation and components maintenance along with Air France-KLM. On January 1, 2017, an extension of the scope for inclusion of maintenance services was celebrated. During the period ended June 30, 2019, component maintenance expenses provided by AirFrance-KLM totaled R$59,961 (R$39,268 for the period ended June 30, 2018). On June 30, 2019, the Company did not hold deferred income in the amount related to these contracts classified in "Other liabilities" (R$8,565 as of December 31, 2018) and had R$110,195 in “Suppliers”, in current liabilities (R$170,673 as of December 31, 2018).

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

14.9.Remuneration of key management personnel

	Three-month period ended		Six-month period ended
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Salaries, bonus and benefits (*)	16,788	16,762	36,993	33,707
Related taxes and charges	4,892	3,182	7,019	4,587
Share-based payments	2,180	2,064	4,848	4,874
Total	23,860	22,008	48,860	43,168

(*) Includes the Board of Directors’, Audit Committee’s and Fiscal Council's compensation.

15.  Investments

15.1.Breakdown of investments

Investments in the GAC, Gol Finance and Gol Finance Inc. offshore subsidiaries are essentially seen as an extension of the Company and summed line by line with the GLAI parent company. Therefore, only Smiles Fidelidade and GLA are presented as investments in the parent company.

The financial information of the Company’s investees and the changes in the investments balance for the period ended June 30, 2019 are as follows:

	Parent Company		Consolidated
	GLA	Smiles Fidelidade	Trip
Relevant information of the subsidiaries
Total number of shares	5,262,335,049	124,158,953	-
Capital stock	4,554,280	254,610	1,318
Interest	100.0%	52.61%	60%
Total equity (deficit)	(6,477,230)	1,011,870	1,305
Unrealized profits (a)	-	(120,454)	-

Adjusted equity (deficit) (b)	(6,477,230)	411,862	783
Net income (loss) for the period	(4,337)	297,632	129
Unrealized profits in the period (a)	-	(24,147)	-
Adjusted net income (loss) for the period attributable to the Company’s interest	(4,337)	133,323	77

(a)   Corresponds to transactions involving revenue from mileage redemption for airline tickets by members in the Smiles Program which, for the purposes of consolidated financial statements, are only accrued when program members are actually transported by GLA.

(b)   Adjusted shareholders' equity corresponds to the percentage of total shareholders' equity net of unrealized profits.

15.2.Changes in investments

	Parent Company			Consolidated
	GLA	Smiles Fidelidade	Total	Trip
Balances as of December 31, 2018	(4,200,243)	437,875	(3,762,368)	1,177
Adoption of accounting standard – CPC 06 (R2) (IFRS 16) (*)	(2,435,792)	(285)	(2,436,077)	-
Equity results	(4,337)	133,323	128,986	77
Unrealized gains on hedges	156,250	-	156,250	-
Equity interest dilution effects	-	(649)	(649)	-
Dividends and interest on shareholders’ equity	-	(158,744)	(158,744)	(471)
Other equity changes in investments	6,892	342	7,234	-
Balances as of June 30, 2019	(6,477,230)	411,862	(6,065,368)	783

(*) On January 1, 2019, the Company adopted CPC 06 (R2) – “Leases” (IFRS 16). For further information, see Note 4.1.1.

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

16.  Property, plant and equipment

16.1.Parent Company

As of June 30, 2019, the balance of advances for the acquisition of aircraft totaled R$118,295 (R$94,159 as of December 31, 2018), corresponding to prepayments made based on the contracts entered into. In addition, the residual value of the ownership rights on the aircraft totaled R$108,539 as of June 30, 2019 and December 31, 2018, both recorded in the subsidiary GAC.

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

16.2.Consolidated

	Consolidated
	Weighted average rate (p.a.)	12/31/2018	IFRS 16 adoption (**)	Additions	Disposals	Trans-fers	06/30/2019
Flight equipment
Cost
Aircraft – right of use with purchase option		673,675	-	-	(4,481)	-	669,194
Aircraft – right of use without purchase option		-	2,821,509	398,936	(28,426)	-	3,192,019
Replacement parts and spare engines - owned		1,583,865	-	104,777	(7,048)	-	1,681,594
Replacement parts and spare engines - right of use		-	71,327	28,817	-	-	100,144
Aircraft and engine reconfiguration and overhauling		2,443,747	-	337,620	(44,594)	-	2,736,773
Tools		44,121	-	2,535	(316)	-	46,340
		4,745,408	2,892,836	872,685	(84,865)	-	8,426,064
Depreciation
Aircraft – right of use with purchase option	5.76%	(222,240)	-	(8,806)	4,481	-	(226,565)
Aircraft – right of use without purchase option	24.75%	-	-	(360,862)	1,264	-	(359,598)
Replacement parts and spare engines - owned	7.17%	(590,239)	-	(59,758)	3,038	-	(646,959)
Replacement parts and spare engines - right of use	26.87%	-	-	(11,280)	-	-	(11,280)
Aircraft and engine reconfiguration and overhauling	45.71%	(1,275,298)	-	(322,611)	41,911	-	(1,555,998)
Tools	10.00%	(21,153)	-	(1,661)	157	-	(22,657)
		(2,108,930)	-	(764,978)	50,851	-	(2,823,057)
Total, net - flight equipment		2,636,478	2,892,836	107,707	(34,014)	-	5,603,007

Property, plant and equipment in use
Cost
Vehicles		11,513	-	193	(1,162)	-	10,544
Machinery and equipment		59,404	-	2,061	(107)	-	61,358
Furniture and fixtures		30,698	-	1,365	(175)	-	31,888
Computers and peripherals - owned		40,813	-	2,392	(717)	-	42,488
Computers and peripherals - right of use		-	20,619	-	-	(493)	20,126
Communication equipment		2,692	-	42	(208)	-	2,526
Security equipment		856	-	-	-	-	856
Leasehold improvements - Maintenance center (Confins)		107,637	-	-	-	-	107,637
Leasehold improvements - Others		60,115	-	295	-	1,339	61,749
Third-party leasehold – right of use		-	20,801	869	-	493	22,163
Construction in progress		15,443	-	2,978	-	(1,339)	17,082
		329,171	41,420	10,195	(2,369)	-	378,417
Depreciation
Vehicles	20.00%	(9,609)	-	(316)	869	-	(9,056)
Machinery and equipment	10.00%	(41,619)	-	(2,027)	96	-	(43,550)
Furniture and fixtures	10.00%	(18,188)	-	(979)	162	-	(19,005)
Computers and peripherals - owned	20.00%	(31,314)	-	(1,640)	704	-	(32,250)
Computers and peripherals - right of use	36.59%	-	-	(3,682)	-	-	(3,682)
Communication equipment	10.00%	(2,089)	-	(83)	158	-	(2,014)
Security equipment	10.00%	(533)	-	(41)	-	-	(574)
Leasehold improvements - Maintenance center (Confins)	10.43%	(91,395)	-	(5,640)	-	-	(97,035)
Leasehold improvements - Others	20.31%	(29,354)	-	(4,680)	-	-	(34,034)
Third-party leasehold – right of use	32.17%	-	-	(3,575)	-	-	(3,575)
		(224,101)	-	(22,663)	1,989	-	(244,775)
Total, net - property, plant and equipment in use		105,070	41,420	(12,468)	(380)	-	133,642

Impairment losses	-	(48,839)	-	1,876	-	-	(46,963)
Total		2,692,709	2,934,256	97,115	(34,394)	-	5,689,686

Advances for property, plant and equipment acquisition	-	125,348	-	63,611	(35,079)	-	153,880
Total property, plant and equipment		2,818,057	2,934,256	160,726	(69,473)	-	5,843,566

(*) Refers to provisions for impairment losses for rotable items, classified under "Sets of replacement parts and spare engines", and recorded by the Company in order to present its assets according to the actual capacity for the generation of economic benefits.

(**) Effect related to IFRS 16 adoption, as disclosed in Note 4.1.1.

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

17.  Intangible assets

The breakdown of and changes in intangible assets are as follows:

	Consolidated
	Weighted average rate (p.a.)	12/31/2018	Additions	Disposals	06/30/2019
Cost
Goodwill	-	542,302	-	-	542,302
Slots	-	1,038,900	-	-	1,038,900
Software	-	528,426	28,287	(16,512)	540,201
Other	-	10,000	-	-	10,000
Total cost		2,119,628	28,287	(16,512)	2,131,403

Amortization
Software	24.7%	(339,995)	(32,162)	16,512	(355,645)
Other	20.0%	(2,167)	(1,000)	-	(3,167)
Total amortization		(342,162)	(33,162)	16,512	(358,812)

Net intangible assets		1,777,466	(4,875)	-	1,772,591

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

18.  Loans and financing

The breakdown of and changes in short and long-term debt are as follows:

			Parent Company
			12/31/2018										06/30/2019
	Maturity of the contract	Interest rate	Current	Noncurrent	Total	Funding	Unrealized loss on the exchangeable note	Payments	Interest	Interest paid	Exchange variation	Amortization	Current	Noncurrent	Total
In US$:
Term Loan	08/2020	6.70% p.a.	25,255	1,147,196	1,172,451	-	-	-	37,086	(36,151)	(13,992)	4,573	24,978	1,138,989	1,163,967
Senior Notes IV	01/2022	9.24% p.a.	13,640	352,205	365,845	-	-	(50,320)	13,715	(14,970)	(6,040)	704	11,506	297,428	308,934
Exchangeable Senior Notes	07/2024	3.75% p.a.	-	-	-	1,285,711	66,622	-	27,894	-	(23,418)	1,648	12,945	1,345,512	1,358,457
Senior Notes VIII	01/2025	7.09% p.a.	72,658	2,439,492	2,512,150	-	-	-	86,299	(82,165)	(32,313)	4,237	71,870	2,416,338	2,488,208
Perpetual Notes	-	8.75% p.a.	12,320	596,336	608,656	-	-	-	25,829	(22,077)	(10,443)	-	12,185	589,780	601,965
Total			123,873	4,535,229	4,659,102	1,285,711	66,622	(50,320)	190,823	(155,363)	(86,206)	11,162	133,484	5,788,047	5,921,531

			Consolidated
			12/31/2018										06/30/2019
	Maturity of the contract	Interest rate	Current	Noncurrent	Total	Funding	Unrealized loss on the exchangeable note	Payments	Interest	Interest paid	Exchange variation	Amortization	Current	Noncurrent	Total
In R$:
Debentures VII	09/2021	120% of DI	288,991	577,981	866,972	-	-	(147,917)	30,028	(30,029)	-	3,732	290,234	432,552	722,786

In US$:
Import financing	06/2020	5.81% p.a.	503,869	-	503,869	100,499	-	(27,398)	15,856	(17,689)	(5,410)	-	569,727	-	569,727
Credit line - engine maintenance	03/2021	2.77% p.a.	173,422	189,888	363,310	76,084	-	(114,289)	7,393	(7,751)	(3,252)	4,295	161,973	163,817	325,790
Term Loan	08/2020	6.70% p.a.	25,255	1,147,196	1,172,451	-	-	-	37,086	(36,151)	(13,992)	4,573	24,978	1,138,989	1,163,967
Senior Notes IV	01/2022	9.24% p.a.	13,640	352,205	365,845	-	-	(50,320)	13,715	(14,970)	(6,040)	704	11,506	297,428	308,934
Exchangeable Senior Notes	07/2024	3.75% p.a.	-	-	-	1,285,711	66,622	-	27,894	-	(23,418)	1,648	12,945	1,345,512	1,358,457
Senior Notes VIII	01/2025	7.09% p.a.	72,658	2,439,492	2,512,150	-	-	-	86,299	(82,165)	(32,313)	4,237	71,870	2,416,338	2,488,208
Loan with guarantee of engines	12/2026	6.50% p.a.	13,051	120,557	133,608	51,615	-	(8,199)	5,702	(5,697)	127	72	16,511	160,717	177,228
Perpetual Notes	-	8.75% p.a.	12,320	513,282	525,602	-	-	-	22,306	(22,077)	(6,005)	-	12,185	507,641	519,826
Total			1,103,206	5,340,601	6,443,807	1,513,909	66,622	(348,123)	246,279	(216,529)	(90,304)	19,261	1,171,929	6,462,994	7,634,923

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The terms of the loans and financing contracted up to December 31, 2018 by the Company and its subsidiaries were disclosed in detail in the financial statements for the year ended December 31, 2018 and have not been affected by contractual alterations during the period ended June 30, 2019.

Loans and financing include issuance costs of R$147,547 as of June 30, 2019 (R$83,684 as of December 31, 2018), which are amortized over the term of the related debt.

18.1.New loans obtained during the period ended June 30, 2019

18.1.1.     Exchangeable Senior Notes

On March 26, 2019, the Company, through GOL Equity Finance (“issuer”), a special purpose company incorporated under the laws of Luxembourg, issued Exchangeable Senior Notes (“Notes”) in the total principal amount of US$300,000 maturing in 2024, which will bear interest of 3.75% p.a., to be paid in semi-annual installments. This transaction was guaranteed by the Company and GLA.

The holders of the Notes will have the right, in their sole discretion, to exchange their Notes in American Depositary Shares (“ADSs”) (each representing two preferred shares of GLAI) if certain conditions and at certain periods are verified. The initial exchange rate of the Notes is 49.3827 ADSs per US$1,000 of the Notes principal amount (equivalent to an initial exchange price of approximately US$20.25 per ADS and represents an exchange premium of approximately 35% above of the initial public offering price of the ADSs sold in the simultaneous offering of ADSs described below, which was US$15.00 per ADS). The Notes exchange rate is subject to adjustments at the time of certain events.

Settlement of Notes may be effected in cash, ADSs or through a combination of both.

In addition, the issuer entered into private capped call transactions with some of the subscribers and/or other financial institutions (“counterparties”), through which it is generally expected to reduce the potential dilution of GLAI’s preferred shares and ADSs upon the exchange of any Notes and/or offset any cash payments required of the issuer that exceed the principal amount of the Notes exchanged, as the case may be, such reduction or compensation being subject to a limit based on the maximum price. The maximum capped call private transaction price will be approximately US$27.75 per ADS (representing a premium of approximately 85% above the price of the initial public offering of the ADSs sold in the simultaneous offer of ADSs).

The capped call is recorded under “Derivatives”. For further information, see Note 33.1.4.

The debt issuance costs corresponding to US$18,711 were proportionally allocated to the loan components and to the convertible installment of the issue. The amount of US$6,533 attributed to the convertible installment was recognized in the statement of operation on the date of issue, and the amount attributed to the loan component of US$12,178 is recorded in the loan at the principal amount and is being amortized over the debt term and comprises the measurement of the effective interest rate.

On April 17, 2019, in connection with the above-mentioned Notes, the subscribers exercised the option to purchase the additional principal amount of US$45,000 of Notes, which were also guaranteed by the Company and its subsidiary GLA. In the context of the exercise of the option to purchase the additional Notes by the initial subscribers, the Company entered into private capped call transactions with some of the subscribers, through which it is generally expected to reduce the potential dilution of the Company’s preferred shares and ADSs, under the same terms as the original issue.

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The debt issuance costs corresponding to US$5,325 were proportionally allocated to the loan components and the convertible installment of the issue. The amount of US$1,463 attributed to the convertible installment was recognized in the statement of operations on the date of issue, and the amount attributed to the loan component of US$3,862 was recorded in the loan line item at the principal amount and is being amortized over the debt term and comprises the measurement of the effective interest rate.

The Company will use the proceeds from the issuance of the Notes to pay the transaction costs associated with the issue, including costs related to derivative operations, and to financing its operations.

18.1.2.     Import financing

During the period ended June 30, 2019, the Company, through its subsidiary GLA, obtained funding and renegotiated the maturities of the agreements, with the issue of promissory notes as collateral for these transactions, which are part of a credit line maintained by GLA for import financing in order to carry out engine maintenance, purchase spare parts and aircraft equipment. The import financing are as follows:

Transaction	Principal amount		Interest	Maturity
date	(US$ thousand)	(R$ thousand)	rate (p.a.)	date
New issuances
01/24/2019	6,454	24,409	6.57%	07/23/2019
02/04/2019	5,924	21,777	6.52%	08/05/2019
02/21/2019	7,069	26,577	6.46%	08/20/2019
04/18/2019	7,045	27,736	4.98%	04/09/2020

Renegotiations
01/31/2019	4,815	17,583	5.09%	01/07/2019
04/11/2019	4,273	16,861	4.69%	04/03/2020
04/17/2019	6,989	27,577	6.34%	04/09/2020
04/22/2019	14,395	56,796	4.98%	04/16/2020
04/29/2019	7,710	30,422	6.50%	10/26/2019
04/29/2019	6,052	23,879	6.50%	10/26/2019
05/24/2019	5,407	21,309	6.69%	08/22/2019
05/30/2019	9,346	36,833	5.91%	08/27/2019
06/05/2019	7,195	27,574	6.61%	12/02/2019
06/14/2019	9,638	36,934	4.69%	06/08/2020
06/14/2019	7,822	29,977	4.69%	06/08/2020
06/14/2019	10,436	39,994	4.69%	06/08/2020
06/17/2019	4,570	17,516	5.91%	09/15/2019

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

18.1.3.     Credit line - engine maintenance

During the period ended June 30, 2019, the subsidiary GLA obtained new credit lines by issuing Guaranteed Notes for engine maintenance services with Delta Air Lines. The funding operations are as follows:

Transaction	Principal amount		Issuance costs		Interest	Maturity
date	(US$ thousand)	(R$ thousand)	(US$ thousand)	(R$ thousand)	rate (p.a.)	date
02/15/2019	10,219	37,969	319	1,185	Libor 3m+0.75% p.a.
05/10/2019	10,219	40,444	289	1,143	Libor 3m+0.70% p.a.	03/10/2021

18.1.4.     Loan with guarantee of engines

In the period ended June 30, 2019, the Company, through its subsidiary GLA, obtained funding with guarantee of the Company’s own engines. The funding operations are as follows:

Transaction	Principal amount		Issuance costs		Interest	Maturity
date	(US$ thousand)	(R$ thousand)	(US$ thousand)	(R$ thousand)	rate (p.a.)	date
01/22/2019	11,700	43,129	154	580	Libor 3m+0.75% p.a.	12/22/2026
04/24/2019	1,161	4,603	-	-	Libor 1m+3.25% p.a.	06/30/2020
06/13/2019	1,161	4,463	-	-	Libor 1m+3.25% p.a.	06/30/2020

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

As of June 30, 2019, the maturities of long-term debt were as follows:

	2020	2021	2022	2023	2023 onwards	Without maturity date	Total
Parent Company
In US$:
Term Loan	1,138,989	-	-	-	-	-	1,138,989
Senior Notes IV	-	-	297,428	-	-	-	297,428
Exchangeable Senior Notes	-	-	-	-	1,345,512	-	1,345,512
Senior Notes VIII	-	-	-	-	2,416,338	-	2,416,338
Perpetual Notes	-	-	-	-	-	589,780	589,780
Total	1,138,989	-	297,428	-	3,761,850	589,780	5,788,047

Consolidated
In R$:
Debentures VII	144,184	288,368	-	-	-	-	432,552
In US$:
Credit line - engine maintenance	34,084	129,733	-	-	-	-	163,817
Term Loan	1,138,989	-	-	-	-	-	1,138,989
Senior Notes IV	-	-	297,428	-	-	-	297,428
Exchangeable Senior Notes	-	-	-	-	1,345,512	-	1,345,512
Senior Notes VIII	-	-	-	-	2,416,338	-	2,416,338
Loan with guarantee of engines	17,340	17,469	18,112	18,793	89,003	-	160,717
Perpetual Notes	-	-	-	-	-	507,641	507,641
Total	1,334,597	435,570	315,540	18,793	3,850,853	507,641	6,462,994

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The fair value of debt as of June 30, 2019 is as follows:

	Parent Company		Consolidated
	Book value (c)	Fair value	Book value (c)	Fair value
Senior Notes and Perpetual Notes (a)	3,399,107	3,297,801	3,316,968	3,157,577
Term Loan (b)	1,163,967	1,218,469	1,163,967	1,218,469
Exchangeable Senior Notes (a)	1,358,457	1,217,329	1,358,457	1,217,329
Debentures (b)	-	-	722,786	748,666
Other	-	-	1,072,745	895,517
Total	5,921,531	5,733,599	7,634,923	7,237,558

(a) Fair value obtained through current market quotations.

(b) Fair value obtained through internal method valuation.

(c) The book value presented is net of interest and issue costs.

18.2.Covenants

As of June 30, 2019, long-term debt (excluding perpetual notes and exchangeable senior notes) that amounted to R$4,609,841 (R$4,827,319 as of December 31, 2018) is subject to restrictive covenants, including but not limited to those that require the Company to maintain liquidity requirements and interest expenses coverage.

The Company has restrictive covenants on the Term Loan and Debentures VII. In the Term Loan, the Company must make deposits for reaching contractual limits of the debt pegged to the U.S. dollar. As of June 30, 2019, the Company did not have collateral deposits linked to the contractual limits of the Term Loan. As of June 30, 2019, Debentures VII were subject to the following covenants measured half-yearly: (i) net debt/EBITDAR below 5.08 and (ii) debt coverage ratio (ICSD) of at least 1.33, to be complied with on June 30, 2019.  According to the most recent measurements on June 30, 2019, the ratios obtained were: (i) net debt/EBITDAR of 3.94; and (ii) debt coverage ratio (ICSD) of 2.00. As a result, the Company met the minimum required levels and, consequently, it was in compliance with the covenants. The next measurement will be for the end of the second half of 2019.

19.  Leases

		Consolidated
		12/31/2018												06/30/2019
	Weighted average rate (p.a.)	Current	Noncurrent	Total	IFRS 16 adoption (*)	Additions	Write-offs	Payments	Payment (escrow deposit)	Payment (maintenance reserve)	Provision for interest	Interest payment	Exchange variation	Current	Noncurrent	Total
In R$:
Right of use leases without purchase option	12.92%	-	-	-	49,975	868	-	(7,001)	-	-	3,213	-	-	18,894	28,161	47,055
Total		-	-	-	49,975	868	-	(7,001)	-	-	3,213	-	-	18,894	28,161	47,055

In US$:
Right of use leases with purchase option	3.72%	120,118	520,542	640,660	-	-	-	(55,361)	-	-	11,767	(11,978)	(6,989)	120,579	457,520	578,099
Right of use leases	-	135,799	135,686	271,485	(219,728)	-	-	(48,273)	-	-	-	-	(3,484)	-	-	-
Right of use leases without purchase option	8.55%	-	-	-	5,540,621	436,270	(160,411)	(649,784)	(476)	(3,311)	233,475	-	(48,118)	1,147,826	4,200,440	5,348,266
Total		255,917	656,228	912,145	5,320,893	436,270	(160,411)	(753,418)	(476)	(3,311)	245,242	(11,978)	(58,591)	1,268,405	4,657,960	5,926,365

Total leases		255,917	656,228	912,145	5,370,868	437,138	(160,411)	(760,419)	(476)	(3,311)	248,455	(11,978)	(58,591)	1,287,299	4,686,121	5,973,420

(*) Effect related to the adoption of CPC 06 (R2) – “Leases” (IFRS 16), as disclosed in Note 4.1.1.

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The future payments of right of use lease agreements are detailed as follows:

	Without purchase option	With purchase option
	06/30/2019	06/30/2019	12/31/2018
2019	829,418	70,617	140,307
2020	1,411,160	141,617	140,080
2021	1,180,765	141,783	139,852
2022	991,064	194,742	139,624
2023	784,667	69,215	69,985
Thereafter	1,745,523	15,728	65,776
Total minimum lease payments	6,942,597	633,703	695,624
Less total interest	(1,547,276)	(55,604)	(54,964)
Present value of minimum lease payments	5,395,321	578,099	640,660
Less current portion	(1,166,720)	(120,579)	(120,118)
Noncurrent portion	4,228,601	457,520	520,542

19.1.Sale-leaseback transactions

During the six-month period ended June 30, 2019, the Company recorded a net gain of R$7,924 in the consolidated arising from 1 aircraft sale-leaseback transaction, classified under “Sale-leaseback transactions”.

20.  Suppliers

	Parent Company		Consolidated
	06/30/2019	12/31/2018	06/30/2019	12/31/2018

Local currency	1,425	888	669,424	826,641
Foreign currency	33,270	9,877	571,869	697,311
Total	34,695	10,765	1,241,293	1,523,952

Current	34,695	10,765	1,186,544	1,403,815
Noncurrent	-	-	54,749	120,137

21.  Suppliers - Forfaiting

The Company has operations that allow suppliers to receive their rights in advance. This type of operation does not change the existing commercial conditions between the Company and its suppliers. As of June 30, 2019, the amount recorded under current liabilities from forfaiting operations totaled R$353,236 (R$365,696 as of December 31, 2018).

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

22.  Taxes payable

	Parent Company		Consolidated
	06/30/2019	12/31/2018	06/30/2019	12/31/2018
PIS and COFINS	214	947	39,765	43,237
Installment payments - PRT and PERT	12,021	15,588	14,502	23,858
Withholding income tax on salaries	32	133	24,820	34,883
ICMS	-	-	302	46,952
IRPJ and CSLL payable	-	-	13,239	8,991
Other	34	70	9,150	8,440
Total	12,301	16,738	101,778	166,361

Current	8,294	8,944	97,562	111,702
Noncurrent	4,007	7,794	4,216	54,659

23.  Advances from ticket sales

As of June 30, 2019, the balance of Advances from ticket sales classified in current liabilities was R$1,964,153 (R$1,673,987 as of December 31, 2018) and is represented by 6,534,849 tickets sold and not yet used (5,804,941 as of December 31, 2018) with an average use of 69 days (57 days as of December 31, 2018).

The increase in the “Advance ticket sales” line item was related to higher sales volume in the second quarter.

24.  Provisions

	Consolidated
	Provision for aircraft and engine return (a)	Provision for legal proceedings (b)	Total
Balance as of December 31, 2018	652,134	247,460	899,594
Additional provisions recognized	244,559	92,743	337,302
Utilized provisions	(51)	(66,043)	(66,094)
Foreign exchange rate variation, net	(7,296)	(143)	(7,439)
Balance as of June 30, 2019	889,346	274,017	1,163,363

As of December 31, 2018
Current	70,396	-	70,396
Noncurrent	581,738	247,460	829,198
Total	652,134	247,460	899,594

As of June 30, 2019
Current	321,084	-	321,084
Noncurrent	568,262	274,017	842,279
Total	889,346	274,017	1,163,363

(a) The additions of provisions for aircraft and engine return include present value adjustment effects.

(b) The provisions recorded include write-offs due to the revision of estimates and processes settled.

The increase in the provision for aircraft return balance was a result of the Company’s decision to return three aircraft early, which were originally scheduled to be returned in 2023, 2024 and 2025.

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

24.1.Provision for legal proceedings

As of June 30, 2019, the Company and its subsidiaries are parties to lawsuits and administrative proceedings. Details on the relevant lawsuits were disclosed in the financial statements for the year ended December 31, 2018.

The Company's Management believes that the provision for tax, civil and labor proceedings, recorded in accordance with CPC 25 – “Provisions, Contingent Liabilities and Contingent Assets”, equivalent to IAS 37, is sufficient to cover possible losses on administrative and judicial proceedings. The breakdown of the proceedings with probable and possible losses is presented below:

	Consolidated
	Probable loss		Possible loss
	06/30/2019	12/31/2018	06/30/2019	12/31/2018
Civil	74,130	64,005	41,418	36,320
Labor	198,106	181,556	210,458	183,506
Taxes	1,781	1,899	569,605	548,136
Total	274,017	247,460	821,481	767,962

25.  Equity

25.1. Capital stock

As of June 30, 2019, the Company’s capital stock was R$3,103,331 and represented by 3,131,888,874 shares, comprised by 2,863,682,710 common shares and 268,206,164 preferred shares. The Company’s shares are held as follows:

	06/30/2019			12/31/2018
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	-	23.38%	100.00%	-	23.42%
MOBI FIA	-	38.37%	29.41%	-	48.85%	37.41%
Delta Air Lines, Inc.	-	12.27%	9.41%	-	12.29%	9.41%
AirFrance - KLM	-	1.58%	1.21%	-	1.58%	1.21%
Other	-	0.99%	0.76%	-	1.03%	0.79%
Free float	-	46.79%	35.83%	-	36.25%	27.76%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The Company’s authorized capital stock as of June 30, 2019 was R$6.0 billion.

In the period ended June 30, 2019, the Company’s Board of Directors approved capital increases through the exercise of stock options: (i) on February 27, 2019, in the amount of R$4,589, through the subscription of 521,528 preferred shares; and (ii) on April 26, 2019, in the amount of R$512, through the subscription of 140,896 preferred shares.

As of June 30, 2019 and December 31, 2018, the parent company balance with share issuance costs totaled R$42,290 and the consolidated balance totaled R$155,618.

In the period ended June 30, 2019, the Board of Directors approved the ratification of R$2,818 held by the Company under “Advance for future capital increase”, related to the exercise of stock options. As of June 30, 2019, the Company had R$300 related to the subscription of 84,477 stock options.

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

26.  Earnings (loss) per share

The Company's earnings (loss) per share was determined as follows:

	Parent Company and Consolidated
	Three-month period ended
	06/30/2019			06/30/2018
	Common	Preferred	Total	Common	Preferred	Total
Numerator
Net loss for the period attributable to equity holders of the parent	(45,496)	(149,127)	(194,623)	(311,490)	(1,014,492)	(1,325,982)

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	268,239		2,863,683	266,478
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	268,239		2,863,683	266,478

Basic losses per share	(0.016)	(0.556)		(0.109)	(3.807)
Diluted losses per share	(0.016)	(0.556)		(0.109)	(3.807)

	Parent Company and Consolidated
	Six-month period ended
	06/30/2019			06/30/2018
	Common	Preferred	Total	Common	Preferred	Total
Numerator
Net loss for the period attributable to equity holders of the parent	(53,048)	(173,882)	(226,930)	(277,075)	(901,436)	(1,178,511)

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	268,191		2,863,683	266,192
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	268,191		2,863,683	266,192

Basic losses per share	(0.019)	(0.648)		(0.097)	(3.386)
Diluted losses per share	(0.019)	(0.648)		(0.097)	(3.386)

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares. However, due to losses recorded in the three- and six-month periods ended June 30, 2019, these instruments issued by the parent company have no dilutive effect and therefore were not included in the total quantity of outstanding shares to calculate diluted losses per share.

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

27.  Share-based payments

The conditions of the restricted share and share-based payment plans granted to the Company’s Executive Officers were disclosed in detail in the financial statements for the year ended December 31, 2018, and did not change during the period ended June 30, 2019.

The movement of the plans in the period ended June 30, 2019 is as follows:

27.1.Stock option plan - GLAI

	Number of stock options	Weighted average exercise price
Options outstanding as of December 31, 2018	7,820,512	9.19
Options exercised	(226,767)	3.58
Options canceled and adjustments in estimated prescribed rights	(233,961)	17.22
Options outstanding as of June 30, 2019	7,359,784	9.11

Number of options exercisable as of:
December 31, 2018	7,065,174	8.01
June 30, 2019	7,047,859	8.77

27.2. Restricted share plan - GLAI

Total restricted shares
Restricted shares outstanding as of December 31, 2018	4,865,741
Restricted shares transferred (*)	(247,324)
Restricted shares cancelled and adjustments in estimated expired rights	(83,726)
Restricted shares outstanding as of June 30, 2019	4,534,691

(*) The restricted shares transferred totaled R$6,815 through cash.

27.3. Stock option plan – Smiles Fidelidade

	Number of stock options	Weighted average exercise price
Options outstanding as of December 31, 2018	1,077,053	50.16
Adjustments in estimated prescribed rights	48,947	26.21
Options exercised	(151,000)	5.58
Options outstanding as of June 30, 2019	975,000	52.67

In addition, management and employees are granted additional bonuses settled in cash referenced to Smiles Fidelidade shares in order to strengthen their commitment to results and productivity. As of June 30, 2019, the balance of this obligation totaled R$2,532 (R$6,899 as of December 31, 2018) recorded under “Salaries”, referenced to 60,293 equivalent shares of Smiles Fidelidade (111,272 as of December 31, 2018). The same amount was recorded under “Personnel” in the statement of operations (R$3,444 during the period ended June 30, 2018) related to these bonuses.

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

28.  Revenue

	Consolidated
	Three-month period ended		Six-month period ended
	06/30/2019	06/30/2018	06/30/2019	06/30/2018

Passenger transportation (*)	3,056,677	2,297,039	6,185,698	5,179,549
Cargo	101,668	100,341	193,901	192,444
Mileage revenue	108,055	77,038	210,166	210,557
Other revenue	24,476	26,735	53,217	48,412
Gross revenue	3,290,876	2,501,153	6,642,982	5,630,962

Related tax	(150,260)	(147,325)	(291,558)	(312,867)
Net revenue	3,140,616	2,353,828	6,351,424	5,318,095

(*) Of the total amount, R$141,086 and R$263,599 in the three- and six-month periods ended June 30, 2019, respectively (R$122,124 and R$232,975 in the three- and six-month periods ended June 30, 2018, respectively), consist of revenues from unused passenger tickets, reissued tickets and cancellation of flight tickets.

Revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

       Revenue by geographical location is as follows:

	Consolidated
	Three-month period ended				Six-month period ended
	06/30/2019%		06/30/2018%		06/30/2019%		06/30/2018%

Domestic	2,748,766	87.5	2,046,066	86.9	5,437,355	85.6	4,404,700	82.8
International	391,850	12.5	307,762	13.1	914,069	14.4	913,395	17.2
Net revenue	3,140,616	100.0	2,353,828	100.0	6,351,424	100.0	5,318,095	100.0

29.  Operating costs, selling and administrative expenses

	Parent Company
	Three-month period ended		Six-month period ended
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Administrative expenses
Salaries	(1,085)	(1,011)	(2,137)	(2,000)
Services provided	(8,715)	168	(12,298)	(1,873)
Other administrative expense	(2,985)	-	(2,985)	-
Other administrative revenue	10,688	-	10,688	-
Total administrative expenses	(2,097)	(843)	(6,732)	(3,873)

Other operating expenses
Other	(9,835)	-	-	(1,967)
Total other operating expenses	(9,835)	-	-	(1,967)

Other operating revenue
Sale-leaseback transactions (b)	-	54,265	7,413	135,243
Other	1,501	28,378	2,398	5,046
Total other operating revenue	1,501	82,643	9,811	140,289

Total	(10,431)	81,800	3,079	134,449

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Consolidated
	Three-month period ended		Six-month period ended
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Cost of services provided
Salaries (a)	(372,417)	(285,266)	(803,942)	(604,924)
Aircraft fuel	(976,238)	(792,692)	(1,971,424)	(1,676,905)
Aircraft rent	-	(268,936)	-	(504,357)
Maintenance, material and repairs	(276,462)	(88,782)	(320,756)	(199,106)
Passenger costs	(133,161)	(103,854)	(285,306)	(223,600)
Services provided	(41,089)	(38,459)	(72,692)	(75,151)
Landing fees	(184,560)	(168,123)	(381,137)	(355,562)
Depreciation and amortization	(399,442)	(159,220)	(795,554)	(304,463)
Other operating expenses	(79,360)	(61,431)	(134,055)	(144,180)
Total cost of services provided	(2,462,729)	(1,966,763)	(4,764,866)	(4,088,248)

Selling expenses
Salaries (a)	(8,602)	(8,646)	(18,422)	(17,782)
Services provided	(38,320)	(33,855)	(75,941)	(59,297)
Sales and marketing	(182,855)	(152,673)	(315,910)	(279,953)
Other operating expenses	(6,138)	1,754	(11,647)	(10,317)
Total selling expenses	(235,915)	(193,420)	(421,920)	(367,349)

Administrative expenses
Salaries (a)	(138,752)	(116,761)	(271,225)	(271,639)
Services provided	(94,808)	(71,994)	(175,090)	(140,101)
Depreciation and amortization	(15,784)	(5,860)	(25,249)	(11,185)
Other expenses	(14,647)	(51,506)	(48,430)	(68,716)
Other revenues	6,735	-	38,280	-
Total administrative expenses	(257,256)	(246,121)	(481,714)	(491,641)

Other operating income, net
Sale-leaseback transactions (b)	-	95,108	7,924	176,086
Other operating expenses, net (c)	134,163	-	134,163	-
Total other operating income, net	134,163	95,108	142,087	176,086

Total	(2,821,737)	(2,311,196)	(5,526,413)	(4,771,152)

(a)    The Company recognizes compensation paid to members of the Audit Committee, the Board of Directors and the Fiscal Council in the "Salaries" line item. The increase in this item is due to the end of the Payroll Tax Exemption Program, in addition to collective bargaining agreements.

(b)    In the period ended June 30, 2019, the Company recorded a net gain of R$7,924 related to the sale-leaseback transaction of one aircraft (In the period ended June 30, 2018, the company recorded a net gain of R$177,309 arising from sale-leaseback transactions of five aircraft traded in the period, together with deferred gains of R$696 arising from these transactions, and losses of R$1,919 related to deferred net losses with aircraft traded between 2006 and 2009).

(c)     The amount is relative early return of 3 aircraft, during the period ended June 30, 2019

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

30.  Financial income (expenses)

	Parent Company				Consolidated
	Three-month period ended		Six-month period ended		Three-month period ended		Six-month period ended
	06/30/2019	06/30/2018	06/30/2019	06/30/2018	06/30/2019	06/30/2018	06/30/2019	06/30/2018

Financial income
Gain from derivatives	-	-	9,501	-	-	-	49,618	2,566
Gain from short-term investments	9,291	14,906	11,775	21,672	99,890	21,579	130,132	82,939
Monetary variation	812	869	1,186	1,352	7,713	3,064	32,349	5,505
(-) Taxes on financial income (a)	(344)	(1,534)	(1,297)	(2,589)	(5,055)	(8,653)	(13,031)	(14,256)
Interest income	24,452	17,329	47,146	33,060	77	-	122	-
Other	163	-	320	-	5,672	3,189	9,712	7,064
Total financial income	34,374	31,570	68,631	53,495	108,297	19,179	208,902	83,818

Financial expenses
Losses from derivatives	(148,889)	-	(168,177)	-	(146,785)	(6,237)	(215,157)	(9,289)
Unrealized loss on the exchangeable note	(106,502)	-	(66,622)	-	(106,502)	-	(66,622)	-
Interest on short and long-term debt and others	(109,660)	(79,184)	(203,351)	(155,242)	(189,643)	(173,559)	(367,801)	(338,695)
Bank charges and expenses	(2,929)	(3,778)	(6,758)	(6,912)	(13,950)	(12,213)	(26,268)	(25,070)
Exchange offer costs	-	(4,202)	-	(54,105)	-	(4,201)	-	(54,104)
Loss from short-term investments	-	-	-	-	(73,060)	-	(81,020)	-
Interest on lease operations (b)	-	-	-	-	(118,732)	-	(238,385)	-
Monetary variation	-	-	-	-	-	(470)	-	(943)
Other	(10,289)	(5,144)	(39,649)	(10,445)	(40,357)	(37,740)	(80,144)	(67,306)
Total financial expenses	(378,269)	(92,308)	(484,557)	(226,704)	(689,029)	(234,420)	(1,075,397)	(495,407)

Exchange rate variation, net	47,690	(396,463)	32,661	(403,271)	162,628	(1,046,002)	47,296	(1,067,517)

Total	(296,205)	(457,201)	(383,265)	(576,480)	(418,104)	(1,261,243)	(819,199)	(1,479,106)

(a)   Relative to taxes on financial income (PIS and COFINS), according to Decree 8,426 of April 1, 2015.

(b)  Amount related to present value adjustments of the right of use from the initial adoption of CPC 06 (R2). For further information, see Note 4.1.1.

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

31.  Segments

The information below presents the summarized financial position of the reportable operating segments as of June 30, 2019 and December 31, 2018:

31.1.Assets and liabilities of the operating segments

	06/30/2019
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	3,032,464	2,383,694	5,416,158	(1,009,404)	4,406,754
Noncurrent	10,090,171	92,884	10,183,055	(397,407)	9,785,648
Total assets	13,122,635	2,476,578	15,599,213	(1,406,811)	14,192,402

Liabilities
Current	8,187,349	1,126,799	9,314,148	(853,523)	8,460,625
Noncurrent	12,412,352	337,909	12,750,261	(20,972)	12,729,289
Total equity (deficit)	(7,477,066)	1,011,870	(6,465,196)	(532,316)	(6,997,512)
Total liabilities and equity (deficit)	13,122,635	2,476,578	15,599,213	(1,406,811)	14,192,402

	12/31/2018
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	2,216,168	2,365,789	4,581,957	(1,271,122)	3,310,835
Noncurrent	7,373,864	269,339	7,643,203	(575,772)	7,067,431
Total assets	9,590,032	2,635,128	12,225,160	(1,846,894)	10,378,266

Liabilities
Current	7,012,120	1,347,684	8,359,804	(1,159,248)	7,200,556
Noncurrent	7,563,287	273,214	7,836,501	(153,440)	7,683,061
Total equity (deficit)	(4,985,375)	1,014,230	(3,971,145)	(534,206)	(4,505,351)
Total liabilities and equity (deficit)	9,590,032	2,635,128	12,225,160	(1,846,894)	10,378,266

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

31.2. Results of the operating segments

	Six-month period ended 06/30/2019
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated

Net revenue
Passenger (a)	5,764,004	-	5,764,004	228,197	5,992,201
Cargo and other (a)	199,081	-	199,081	(4,669)	194,412
Mileage revenue (a)	-	518,530	518,530	(353,719)	164,811
Cost of services provided (b)	(4,743,560)	(38,291)	(4,781,851)	16,985	(4,764,866)
Gross profit	1,219,525	480,239	1,699,764	(113,206)	1,586,558

Operating income (expenses)
Selling expenses	(457,538)	(63,361)	(520,899)	98,979	(421,920)
Administrative expenses (c)	(384,311)	(77,441)	(461,752)	(19,962)	(481,714)
Other operating income, net	143,570	914	144,484	(2,397)	142,087
Total operating expenses	(698,279)	(139,888)	(838,167)	76,620	(761,547)

Equity results	133,400	-	133,400	(133,323)	77

Operating result before financial result, net and income taxes	654,646	340,351	994,997	(169,909)	825,088

Financial income (expenses)
Financial income	183,362	66,249	249,611	(40,709)	208,902
Financial expenses	(1,114,228)	(1,878)	(1,116,106)	40,709	(1,075,397)
Exchange rate variation, net	43,454	2,692	46,146	1,150	47,296
Total financial result	(887,412)	67,063	(820,349)	1,150	(819,199)

Income (loss) before income taxes	(232,766)	407,414	174,648	(168,759)	5,889

Income and social contribution taxes	5,837	(109,782)	(103,945)	12,438	(91,507)
Net income (loss) for the period	(226,929)	297,632	70,703	(156,321)	(85,618)

Net income attributable to equity holders of the parent	(226,929)	156,320	(70,609)	(156,321)	(226,930)
Net income attributable to non-controlling interests of Smiles	-	141,312	141,312	-	141,312

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Six-month period ended 06/30/2018
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated

Net revenue
Passenger (a)	4,756,517	-	4,756,517	188,559	4,945,076
Cargo and other (a)	207,239	-	207,239	(207,239)	-
Mileage revenue (a)	-	443,746	443,746	(70,727)	373,019
Cost of services provided (b)	(4,058,202)	(26,909)	(4,085,111)	(3,137)	(4,088,248)
Gross profit	905,554	416,837	1,322,391	(92,544)	1,229,847

Operating income (expenses)
Selling expenses	(388,294)	(56,449)	(444,743)	77,394	(367,349)
Administrative expenses (c)	(443,534)	(46,530)	(490,064)	(1,577)	(491,641)
Other operating income, net	175,515	-	175,515	571	176,086
Total operating expenses	(656,313)	(102,979)	(759,292)	76,388	(682,904)

Equity results	130,853	470	131,323	(131,168)	155

Operating result before financial result, net and income taxes	380,094	314,328	694,422	(147,324)	547,098

Financial income (expenses)
Financial income	63,567	87,002	150,569	(66,751)	83,818
Financial expenses	(561,892)	(261)	(562,153)	66,746	(495,407)
Exchange rate variation, net	(1,063,817)	(3,706)	(1,067,523)	6	(1,067,517)
Total financial result	(1,562,142)	83,035	(1,479,107)	1	(1,479,106)

Income (loss) before income taxes	(1,182,048)	397,363	(784,685)	(147,323)	(932,008)

Income and social contribution taxes	3,537	(128,192)	(124,655)	5,547	(119,108)
Net income (loss) for the period	(1,178,511)	269,171	(909,340)	(141,776)	(1,051,116)

Net income attributable to equity holders of the parent	(1,178,511)	141,776	(1,036,735)	(141,776)	(1,178,511)
Net income attributable to non-controlling interests of Smiles	-	127,395	127,395	-	127,395

(a)   Eliminations are related to transactions between GLA and Smiles Fidelidade.

(b)   Includes depreciation and amortization expenses of R$795,554 in the period ended June 30, 2019, comprised by R$786,098 in flight transportation and R$9,456 in the Smiles loyalty program (R$297,619 and R$6,844 in the period ended June 30, 2018, respectively).

(c)   Includes depreciation and amortization expenses of R$25,249 in the period ended June 30, 2019, comprised by R$23,518 in flight transportation and R$1,731 in the Smiles loyalty program (R$9,826 and R$1,359 in the period ended June 30, 2018, respectively).

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

32.  Commitments

As of June 30, 2019, the Company had 129 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders, not including contractual discounts, was R$62,540,419 (US$16,319,377), segregated as follows:

	Consolidated
	06/30/2019	12/31/2018
2020	1,771,963	1,791,661
2021	4,991,479	5,046,966
2022	7,796,607	7,883,277
2023	8,669,789	8,766,165
2024	8,796,010	8,893,790
Thereafter	30,514,571	30,853,780
Total	62,540,419	63,235,639

33.  Financial instruments and risk management

Operational activities expose the Company and its subsidiaries to market risk (fuel prices, foreign currency and interest rate), credit risk and liquidity risk. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Financial Policy Committee (“CPF”) in line with the Risk Management Policy approved by the Risk Policy Committee (“CPR”) and submitted to the Board of Directors. The details regarding how the Company conducts its risk management was detailed and widely presented in the financial statements for the year ended December 31, 2018, and there have been no changes since then.

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The description of the Company’s account balances and the categories of financial instruments in the periods ended June 30, 2019 and December 31, 2018 is as follows:

	Parent Company				Consolidated
	Measured at fair value through profit or loss		Amortized cost (d)		Measured at fair value through profit or loss		Amortized cost (d)
	06/30/2019	12/31/2018	06/30/2019	12/31/2018	06/30/2019	12/31/2018	06/30/2019	12/31/2018
Assets
Cash and cash equivalents (a)	3,568	2,217	898,662	280,248	6,391	307,538	999,811	518,649
Short-term investments (a)	-	92,015	-	-	798,298	478,364	-	-
Restricted cash	42,267	39,784	-	-	587,791	822,132	-	-
Derivatives assets	-	-	-	-	6,494	-	-	-
Trade receivables	-	-	-	-	-	-	1,282,289	853,328
Deposits (b)	-	-	48,542	49,081	-	-	995,179	885,804
Other assets	-	-	5,002	587,937	-	-	33,766	478,628

Liabilities
Loans and financing (c)	507,986	-	5,413,545	4,659,102	507,986	-	7,126,937	6,443,807
Suppliers	-	-	34,695	10,765	-	-	1,241,293	1,523,952
Suppliers - Forfaiting	-	-	-	-	-	-	353,236	365,696
Derivatives liabilities	42,753	-	-	-	236,947	409,662	-	-
Leases	-	-	-	-	-	-	5,973,420	912,145

(a)    The Company manages its financial investments to pay its short-term operational expenses.

(b)    Excludes judicial deposits, as described in Note 13.

(c)     The amount as of June 30, 2019, classified as measured at fair value through profit or loss, is related to the derivative contracted through Exchange Senior Notes. For further information, see Note 18.1.1.

(d)    Items classified as amortized cost refer to credits, debt with private institutions which, in any early settlement, there are no substantial alterations in relation to the values recorded, except the amounts related to Perpetual Notes and Senior Notes, as disclosed in Note 18. The fair values approximate the book values, according to the short-term maturity period of these assets and liabilities. During the period ended June 30, 2019, there was no change on the classification between categories of the financial instruments.

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company's derivative financial instruments were recognized as follows:

	Fuel	Interest rate	Exchange rate	Capped Call	Exchangeable Senior Notes	Total
Derivative liabilities as of December 31, 2018 (*)	(363,268)	(46,394)	-	-	-	(409,662)
Fair value variations:
Gains (loss) recognized in profit or loss (a)	(6,395)	(1,247)	1,978	(158,676)	(66,622)	(230,962)
Gains (loss) recognized in other comprehensive income (loss)	268,106	(127,920)	-	-	-	140,186
Settlements (payments received) during the period	13,098	76,315	(1,978)	115,928	-	203,363
Derivative liabilities as of June 30, 2019 (*)	(88,459)	(99,246)	-	(42,748)	-	(230,453)
Unrealized loss on the exchangeable note (**)	-	-	-	-	(66,622)	(66,622)

Changes in other comprehensive income (loss):
Balances as of December 31, 2018	(378,702)	(121,320)	-	-	-	(500,022)
Fair value adjustments during the period	267,661	(127,920)	-	-	-	139,741
Time value of options	445	-	-	-	-	445
Net reversal to profit or loss (b)	10,767	5,297	-	-	-	16,064
Balances as of June 30, 2019	(99,829)	(243,943)	-	-	-	(343,772)

Effects on profit or loss (a-b)	(17,162)	(6,544)	1,978	(158,676)	(66,622)	(247,026)

Recognized in operating income (loss)	(10,766)	(4,099)	-	-	-	(14,865)
Recognized in financial income (loss)	(6,396)	(2,445)	1,978	(158,676)	(66,622)	(232,161)

(*) Classified as “Derivatives” rights or obligations, if assets or liabilities.

(**) Recorded under “Loans and financing”.

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per CPC 48 - “Financial Instruments” (IFRS 9). As of June 30, 2019, the Company adopts cash flow hedge for the interest rate (mainly the Libor interest rates) and jet fuel.

33.1.Market risks

33.1.1.     Fuel risk

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. To mitigate the risk of fuel price, as of June 30, 2019, the Company held call options and WTI, Brent and Collar derivatives. In the period ended June 30, 2019, the Company recognized total losses of R$17,162 related to derivatives operations in the statement of operations (gains of R$38,206 in the period ended June 30, 2018).

In the periods ended June 30, 2019 and December 31, 2018, the Company held derivatives operations designated and not designated for “hedge accounting”.

33.1.2.      Interest rate risk

The Company is mainly exposed to lease transactions indexed to variations in the Libor rate until the aircraft is received. To mitigate such risks, the Company has derivative financial instruments of interest rate (Libor) swaps. During the period ended June 30, 2019, the Company recognized total losses with interest hedging transactions in the amount of R$6,544 (loss of R$11,508 in the period ended June 30, 2018).

As of June 30, 2019 and December 31, 2018, the Company and its subsidiaries had interest rate swap derivatives recorded as hedge accounting.

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

33.1.3.     Foreign currency risk

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. During the period ended June 30, 2019, the Company recognized a total gain with foreign exchange hedge operations in the amount of R$1,978 (there were no foreign exchange hedge operations in the period ended June 30, 2018).

The Company’s foreign currency exposure is summarized below:

	Parent Company		Consolidated
	06/30/2019	12/31/2018	06/30/2019	12/31/2018
Assets
Cash, equivalents, short-term investments and restricted cash	596,876	373,431	890,438	963,973
Trade receivables	-	-	163,449	148,538
Deposits	48,542	-	995,179	885,804
Derivatives	-	-	6,494	-
Other assets	-	352,437	-	352,437
Total assets	645,418	725,868	2,055,560	2,350,752

Liabilities
Loans and financing	5,921,531	4,659,102	6,912,137	5,576,835
Leases	-	-	5,926,365	912,145
Foreign currency suppliers	33,270	10,378	571,869	903,287
Derivatives	42,753	-	236,947	409,662
Total liabilities	5,997,554	4,669,480	13,647,318	7,801,929

Exchange exposure	5,352,136	3,943,612	11,591,758	5,451,177

Commitments not recorded in the statements of financial position
Future commitments resulting from operating leases (*)	-	-	-	7,135,784
Future commitments resulting from firm aircraft orders	62,540,419	63,235,639	62,540,419	63,235,639
Total	62,540,419	63,235,639	62,540,419	70,371,423

Total foreign currency exposure - R$	67,892,555	67,179,251	74,132,177	75,822,600
Total foreign currency exposure - US$	17,716,339	17,337,476	19,344,548	19,568,133
Exchange rate (R$/US$)	3.8322	3.8748	3.8322	3.8748

(*) On January 1, 2019, as a result of the initial adoption of IFRS 16, the obligations corresponding to the operating leases were recognized in the Company’s statement of financial position, as per Note 4.1.1, as well as the corresponding right of use associated with this obligation.

The Company is mainly indexed to the U.S. dollar.

33.1.4.      Capped Call

The Company, through Gol Equity Finance, in the context of the pricing of the Exchangeable Senior Notes issued on March 26, 2019 and April 17, 2019, as detailed in Note 18.1.1, contracted private derivative operations (“capped call”) with part of the Note subscribers with the purpose of minimizing the potential dilution of the Company’s preferred shares and ADSs.

The Company recognized total expenses with capped call operations in the amount of R$139,388 and R$158,676 for the three- and six-month periods ended June 30, 2019, respectively.

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

33.2. Credit risk

The credit risk is inherent in the Company’s operating and financing activities, mainly represented by cash and cash equivalents, short-term investments and trade receivables. Financial assets classified as cash, cash equivalents and short-term investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA-), pursuant to risk management policies.

Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 or NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

33.2.1.     Liquidity risk

The schedules of financial liabilities held by the Company's consolidated financial liabilities on June 30, 2019 and December 31, 2018 are as follows:

	Parent Company
	Less than 6 months	1 - 5 Years	More than 5 years	Total
Loans and financing	133,484	5,182,296	605,751	5,921,531
Suppliers	34,695	-	-	34,695
Derivatives liabilities	-	42,753	-	42,753
As of June 30, 2019	168,179	5,225,049	605,751	5,998,979

Loans and financing	123,873	1,499,402	3,035,827	4,659,102
Suppliers	10,765	-	-	10,765
As of December 31, 2018	134,638	1,499,402	3,035,827	4,669,867

	Consolidated
	Less than 6 months	6 - 12 months	1 - 5 years	More than 5 years	Total
Loans and financing	695,735	476,194	5,878,751	584,243	7,634,923
Leases	669,001	618,298	3,474,720	1,211,401	5,973,420
Suppliers	1,044,551	141,993	54,749	-	1,241,293
Suppliers - Forfaiting	353,236	-	-	-	353,236
Derivatives liabilities	93,995	-	142,952	-	236,947
As of June 30, 2019	2,856,518	1,236,485	9,551,172	1,795,644	15,439,819

Loans and financing	843,937	259,269	2,341,870	2,998,731	6,443,807
Leases	195,354	60,563	650,441	5,787	912,145
Suppliers	1,403,793	22	120,137	-	1,523,952
Suppliers - Forfaiting	365,696	-	-	-	365,696
Derivatives liabilities	95,773	99,671	214,218	-	409,662
As of December 31, 2018	2,904,553	419,525	3,326,666	3,004,518	9,655,262

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

33.3. Capital management

The table below shows the Company’s financial leverage as of June 30, 2019 and December 31, 2018:

	Consolidated
	06/30/2019	12/31/2018
Loans and financing	7,634,923	6,443,807
Leases	5,973,420	912,145
(-) Cash and cash equivalents	(996,485)	(826,187)
(-) Short-term investments	(798,298)	(478,364)
(-) Restricted cash	(587,791)	(822,132)
A - Net debt	11,225,769	5,229,269
B – Total deficit	(6,997,512)	(4,505,351)
C = (B + A) - Total capital and net debt	4,228,257	723,918

33.4. Sensitivity analysis of financial instruments

33.4.1.     Foreign currency risk

As of June 30, 2019, the Company adopted the closing exchange rate of R$3.8322/US$1.00 as likely scenario. The table below shows the sensitivity analysis and the effect on profit or loss of exchange rate fluctuations in the exposure amount of the period as of June 30, 2019:

		Parent Company	Consolidated
	Exchange rate	Effect on profit or loss	Effect on profit or loss
Net liabilities exposed to the risk of appreciation of the U.S. dollar	3.8322	(5,352,136)	(11,591,758)
Dollar depreciation (-50%)	1.9161	2,676,068	5,795,879
Dollar depreciation (-25%)	2.8742	1,338,034	2,897,940
Dollar appreciation (+25%)	4.7903	(1,338,034)	(2,897,940)
Dollar appreciation (+50%)	5.7483	(2,676,068)	(5,795,879)

33.4.2.     Fuel risk

As of June 30, 2019, through its subsidiary GLA, the Company had oil derivative agreements to hedge 67% of 12-month consumption, 56% of 24-month consumption and 13% of 30-month consumption. The probable scenarios used by the Company are the market curves at the close of June 28, 2019, both for derivatives that hedge against fuel price risk and derivatives that hedge against Libor interest rate risk.

The table below shows the sensitivity analysis in U.S. dollars of the fluctuations in jet fuel barrel prices:

	Fuel
Reference factor: WTI 56.52	US$/bbl (WTI)	R$ (000)
Decline in prices/barrel (-50%)	28.26	(989,876)
Decline in prices/barrel (-25%)	42.39	(520,324)
Increase in prices/barrel (+25%)	70.65	394,111
Increase in prices/barrel (+50%)	84.78	960,286

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

33.4.3.     Interest rate risk

As of June 30, 2019, the Company holds financial investments and financial liabilities indexed to several rates, and position in Libor derivatives. In its sensitivity analysis of non-derivative financial instruments, it was considered the impacts on yearly interest of the exposed values as of June 30, 2019 (see Note 18) that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on profit or loss according to the scenarios presented below:

	Consolidated
	Short-term investments net of financial debt (a)		Derivatives (c)
Risk	Increase in the CDI rate	Decrease in the Libor rate	Decrease in the Libor rate
Reference rates	6.40%	2.32%	1.84%
Exposure amount (probable scenario) (b)	(722,424)	318,232	(99,245)
Remote favorable scenario (-50%)	23,558	(3,779)	(240,141)
Possible favorable scenario (-25%)	11,779	(1,890)	(169,693)
Possible adverse scenario (+25%)	(11,779)	1,890	(28,798)
Remote adverse scenario (+50%)	23,558)	3,779	41,650

(a)  Total invested and raised in the financial market at the CDI rate and Libor interest rate. A negative amount means more funding than investment.

(b)  Balances recorded on June 30, 2019.

(c)  Derivatives contracted to hedge the Libor rate variation embedded in the agreements for future delivery of aircraft.

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of June 30, 2019 and December 31, 2018:

	Parent Company
		06/30/2019		12/31/2018
	Fair value level	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	Level 2	3,568	3,568	2,217	2,217
Short-term investments	Level 2	-	-	92,015	92,015
Restricted cash	Level 2	42,267	42,267	39,784	39,784
Fair value adjustment of derivatives	Level 1	(507,986)	(507,986)	-	-
Derivatives liabilities	Level 1	(42,753)	(42,753)	-	-

	Consolidated
		06/30/2019		12/31/2018
	Fair value level	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	Level 2	6,391	6,391	307,538	307,538
Short-term investments	Level 1	23,567	23,567	21,100	21,100
Short-term investments	Level 2	774,731	774,731	457,264	457,264
Restricted cash	Level 2	587,791	587,791	822,132	822,132
Derivatives assets	Level 2	6,494	6,494	-	-
Fair value adjustment of derivatives	Level 1	(507,986)	(507,986)	-	-
Derivatives liabilities	Level 1	(236,947)	(236,947)	(409,662)	(409,662)

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

34.  Liabilities from financing activities

The changes in liabilities from the Company’s financing activities in the periods ended June 30, 2019 and 2018 are as follows:

34.1. Parent Company

		06/30/2019
					Non-cash changes
	Opening balance	Cash flow	Interest paid	Capital increase	Exchange variations, net	Provision for interest and cost amortization	Unrealized hedge results	Other	Closing balance
Short and long-term debt	4,659,102	1,235,391	(155,363)	-	(86,206)	201,985	66,622	-	5,921,531
Derivatives	-	(115,928)	-	-	-	-	158,676	5	42,753
Capital stock	3,055,940	2,283	-	2,818	-	-	-	-	3,061,041
Capital reserves	88,476	6,861	-	-	-	-	-	-	95,337
Shares to be issued	2,818	300	-	(2,818)	-	-	-	-	300

	06/30/2018
					Non-cash changes
	Opening balance	Cash flow	Income for the period	Interest payments and loan costs	Exchange variations, net	Provision for interest and cost amortization	Other	Closing balance
Short and long-term debt	4,034,975	(143,677)	-	(68,755)	677,275	160,821	-	4,660,639
Treasury shares	(4,168)	(15,929)	19,685	-	-	-	286	(126)
Shares to be issued	-	2,472	-	-	-	-	-	2,472
Capital stock	3,082,802	7,298	-	-	-	-	-	3,090,100
Obligations to related parties	135,010	18,008	-	-	3,612	4,617	1,388	162,635

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

34.2. Consolidated

		06/30/2019
								Non-cash changes
	Opening balance	Cash flow	Income for the period	Interest on equity distributed by Smiles	Interest paid	Initial adoption adjustment – CPC 06 (R2)	Capital increase	Gains on change in investment	Exchange variations, net	Provision for interest and cost amortization	Unrealized hedge results	Other	Derivatives	Property, plant and equipment acquisition through financing	Closing balance
Short and long-term debt	6,443,807	1,024,165	-	-	(197,268)	-	-	-	(90,304)	246,279	66,622	-	-	141,622	7,634,923
Leases	912,145	(760,419)	-	-	(11,978)	5,370,868	-	-	(58,590)	248,455	-	(137,037)	-	409,976	5,973,420
Derivatives	409,662	(115,928)	-	-	-	-	-	-	-	-	8,090	-	(64,877)	-	236,947
Other liabilities	147,239	(209,397)	-	143,136	-	-	-	-	-	-	-	(15,369)	-	-	65,609
Capital stock	2,942,612	2,283	-	-	-	-	2,818	-	-	-	-	-	-	-	2,947,713
Capital reserves	88,476	6,861	-	-	-	-	-	-	-	-	-	-	-	-	95,337
Shares to be issued	2,818	300	-	-	-	-	(2,818)	-	-	-	-	-	-	-	300
Non-controlling interests from Smiles	480,061	172	141,312	(143,136)	-	-	-	649	-	-	-	495	-	-	479,553

06/30/2018	06/30/2018
						Non-cash changes
	Opening balance	Cash flow	Dividends and interest on shareholders’ equity received	Income for the period	Interest payments and loan costs	Share-based payments	Exchange variations, net	Provision for interest on loans	Other	Write-off of property, plant and equipment and intangible assets	Closing balance
Short and long-term debt	7,105,667	(46,593)	-	-	(151,020)	-	1,007,832	233,594	48,835	(166,663)	8,031,652
Treasury shares	(4,168)	(15,929)	-	-	-	19,685	-	-	286	-	(126)
Shares to be issued	-	2,472	-	-	-	-	-	-	-	-	2,472
Capital stock	3,082,802	7,298	-	-	-	-	-	-	-	-	3,090,100
Non-controlling interests from Smiles	412,013	(213,819)	42,128	127,395	-	125	-	-	601	-	368,443

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

35.  Non-cash transactions

	Consolidated
	06/30/2019	06/30/2018

Deposits in guarantee for lease agreements	(476)	-
Maintenance reserve	(3,311)	-
Write-off of lease agreements	(27,162)	-
Property, plant and equipment acquisition through financing	141,622	48,836

36.  Insurance

As of June 30, 2019, insurance coverage by nature, considering the aircraft fleet in relation to the maximum reimbursable amounts indicated in U.S. dollars, along with Smiles’ insurance coverage, is as follows:

	In thousands of R$	In thousands of US$
GLA
Guarantee – hull/war	325,737	85,000
Civil liability per event/aircraft (a)	2,874,150	750,000
Inventories (local) (b)	958,050	250,000

Smiles
Rent insurance (Rio Negro – Alphaville complex)	1,238	-
D&O liability insurance	100,000	-
Fire insurance (Property insurance Rio Negro – Alphaville complex)	12,747	-

(a)   In accordance with the agreed amount for each aircraft up to the maximum limit indicated.

(b)   Values per incident and annual aggregate.

Pursuant to Law No. 10,744 of October 9, 2003, the Brazilian government assumed the commitment to complement any civil-liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which GLA may be required to pay, for amounts exceeding the limit of the insurance policies effective since September 10, 2001, limited to the amount in Brazilian Reais equivalent to US$1.0 billion.

37.  Subsequent events

37.1.Change in credit rating

As per the Material Fact disclosed on July 10, 2019, Fitch Ratings upgraded the Company’s credit rating, as follows:

•     the Company’s national scale rating was upgraded from BBB- to A-, with a stable outlook; and

•     the foreign and local currency Issuer Default Ratings (“IDR”), Senior Notes IV and VIII, and Perpetual Notes were upgraded from B to B+, with a stable outlook.

37.2.Oceanair’s Auction

On July 10, 2019, as part of the  Recovery  Plan of Oceanair, the Company submitted bids to acquire certain isolated production units (“UPIs”) in the amount of US$77,310. Until the publication of this interim financial information, the acquisition of the UPIs was subject to certain precedent conditions, including approvals by the Brazilian Antitrust Authority (“CADE”), approvals by Brazil’s National Civil Aviation Agency (“ANAC”) and confirmations of the auction by the judicial branch.

Notes to the interim financial information June 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

37.3.  Additional Exchangeable Senior Notes

Through the Material Fact of July 17, 2019, GOL Equity Finance announced that it priced an additional offering of Exchangeable Senior Notes (“Notes”) in the amount of US$80,000 due in 2024 and remunerated at 3.75% p.a., to be consolidated and form a single fungible series with the Exchangeable Senior Notes issued on March 26, 2019 and April 17, 2019, in the amount of US$345,000 (for further information, see Note 18.1.1). The amount may be settled in cash, ADSs or through a combination of both.

In the context of the exercise of the option to purchase the additional Notes by the initial subscribers, the Company expects to enter into private capped call transactions with some of the subscribers, through which it is generally expected to reduce the potential dilution of the Company’s preferred shares and ADSs, under the same terms as the original issue.

The Company will use the proceeds from the issue of the additional offering to acquire certain premium issued by the Parent Company, pay costs related to the capped call and finance its operations.

37.4.  Capital increase

On July 31, 2019, the Company's Board of Directors approved the capital increase, within the authorized capital limit, in the amount of R$300, through the issuance of 84,477 preferred shares, all nominative and without par value, resulting from exercise of the stock option granted under the Stock Option Plan.

37.5.  Company’s Share Repurchase Program – Stock Options Plan

The Board of Directors, on July 31, 2019, approved the establishment of a Repurchase Program of the Company, pursuant to article 30, paragraph 1, item “b” of the Brazilian Corporate Law and CVM Instruction 567 2015, whereby the Company may acquire up to 3,000,000 (three million) preferred, registered, book-entry, non-par preferred shares, corresponding to up to 1,1182% of the total preferred shares issued by it and up to 2.2275% of the outstanding shares. The acquisition operations will be carried out at B3 - Brasil, Bolsa, Balcão, at market price.

37.6.  Company’s Share Repurchase Program – Restricted shares

On July 31, 2019, the Company's Board of Directors approved the proposal to novate the grant of restricted shares of 2016 under the Long Term Incentive Plan approved on April 19, 2012. Such Approval is subject to future approval at the shareholders' meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.